

JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801   FAX NO.: 633-9387 OR 633-US SEC EXEMPTION

FILE NO. 82-3572



08006291

21 November 2008

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

SUPPL

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the following documents:

1.   SEC Form 17-Q (Quarterly Report) of JG Summit Holdings, Inc. (JGSHI) as of and for the period ended September 30, 2008.
2.   SEC Form 17-C of JGSHI dated November 4, 2008 regarding the changes in contact numbers of JGSHI.
3.   SEC Form 17-C of JGSHI dated November 18, 2008 regarding the news article entitled "6 banks vie for Philam savings bank".
4.   SEC Form 17-C of JGSHI dated November 19, 2008 regarding the news article entitled "Gokongwei and the ex-central bank chief".

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

1	8	4	0	4	4						

SEC Registration Number

| J | G | | S | U | M | M | I | T | | H | O | L | D | I | N | G | S | , | | I | N | C | . | | A | N | D | | S | U | B | S |
| I | D | I | A | R | I | E | S | | . | | | | | | | | | | | | | | | | | | | | | | | |

(Company's Full Name)

4	3	r	d		F	l	o	o	r	,		R	o	b	i	n	s	o	n	s	-	E	q	u	i	t	a	b	l	e		T
o	w	e	r	,		A	D	B		A	v	e	n	u	e		c	o	r	n	e	r		P	o	v	e	d	a		R	o
a	d	,		P	a	s	i	g		C	i	t	y																		

(Business Address: No. Street City/Town/Province)

Constante T. Santos		**633-7631**
(Contact Person)		(Company Telephone Number)

1	2		3	1

Month Day
(Fiscal Year)

1	7	Q		

(Form Type)

Month Day
(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total No. of Stockholders

Total Amount of Borrowings

Domestic   Foreign

To be accomplished by SEC Personnel concerned

File Number   LCU

Document ID   Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.



SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **September 30, 2008**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: [   ] (SEC Use Only)

7. Address of registrant's principal office   Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	6,797,191,657

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/]   No [ ]

2

12. Indicate by check mark whether the registrant:

   (a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

   Yes [/]   No [ ]

   (b) has been subject to such filing requirements for the past 90 days.

   Yes [/]   No [ ]

PART I--FINANCIAL INFORMATION
Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Nine Months Ended September 30, 2008 vs. September 30, 2007

JG Summit's revenues for the third quarter of 2008 amounted to ₱23.88 billion, bringing our revenues for the nine months ended September 30, 2008 to ₱68.78 billion. This was up 11.0% from last year's ₱61.94 billion in the same period. Our net income for the nine months of 2008, however, dropped 86.2% from ₱5.07 billion to ₱701.65 million. The volatility of the peso-dollar exhange rate and the crisis which hit the financial markets globally have greatly affected the Group's revenues and bottomline. Higher translated level of dollar-denominated borrowings had caused the Company to record a net forex loss of ₱3.06 billion compared to a net forex gain of ₱3.80 billion recorded in the same period last year as the country then experienced a stronger peso. In addition, the Group recorded mark-to-market losses during the nine months of fiscal 2008 amounting to ₱2.40 billion as prices in the capital markets fell sharply during the period, while a mark-to-market gain amounting to ₱450.71 million was recognized last year. Our core net earnings, excluding the effects of forex and market losses, increased 97.5% from ₱2.21 billion to ₱4.37 billion.

Consolidated revenues' growth of 11.0% to ₱68.78 billion included the effects of forex and market losses. Revenues from our core businesses actually increased 29.9% from ₱52.96 billion to ₱68.80 billion during the period as most of our business units posted double-digit revenue growth. Cebu Pacific, the Company's airline business, posted revenue growth of 28.3% compared to the same period last year from ₱10.89 billion to ₱13.98 billion. Net sales from our petrochemical business reached ₱6.94 billion for the nine months of this year compared to ₱2.57 billion net sales recorded last year. Our foods, telecommunications and property businesses have likewise increased revenues by 17.8%, 27.2% and 30.6%, respectively, compared to last year.

Interest income for the nine months of 2008 declined 24.1% from ₱3.41 billion to ₱2.59 billion due to lower average investment portfolio during the period as compared to last year's.

Other income (expense) account, which includes forex and valuation gains from our financial instruments, posted a negative balance amounting to ₱4.11 billion for the nine months ended September 30, 2008, while last year's other income amounted to ₱4.64 billion. As earlier mentioned, forex losses recorded during the period amounted to ₱3.06 billion compared to a net forex gain of ₱3.80 billion for the same period last year. Aside from this, the worldwide drop in bond and equity prices has resulted to the Company's recognition of a net mark-to-market loss of ₱2.40 billion this year from a net mark-to-market gain of ₱450.71 million last year.

Consolidated cost of sales and services for the nine months of the year increased by 39.6% from ₱33.42 billion last year to ₱46.68 billion as the production level of our petrochemical business has picked up during the year. In addition, the food business' cost of sales during the period also increased due to higher sales volume and higher costs of raw materials. Cost of services in our air transportation business also increased drastically as fuel prices went up significantly during the first three quarters of the year.

Consolidated operating expenses increased 12.1% as a result of higher operating expenses in our mobile phone network, increased airline operations and expansion of our international branded food operations.

Financing costs and other charges incurred for the nine months ended September 30, 2008 dropped 15.2% due to lower level of debt financing and lower average interest rate as compared to the same period last year.

Provision for income tax declined 67.8% due to recognition of a net benefit from deferred income tax on unrealized foreign exchange loss during the period.

EBITDA (earnings before interest, taxes, depreciation and amortization) for the period, amounted to ₱12.92 billion, a 31.2% decline from last year's ₱18.78 billion. Excluding the forex and mark-to-market losses, EBITDA increased by 26.5% from ₱14.53 billion last year to ₱18.38 billion this year.

FOODS
Universal Robina Corporation (URC) registered consolidated net sales and services of ₱32.39 billion for the nine months ended June 30, 2008, 17.9% higher than the revenues recorded in the same period of last year. Net sales and services performance by business segment follows: (1) URC's BCFG (excluding packaging) increased by ₱3.84 billion or 19.0% to ₱24.09 billion for the nine months of fiscal 2008 from ₱20.25 billion registered in the same period of last year. This increase was primarily due to an 18.5% increase in net sales from BCFG's domestic operations, which was largely driven by the strong performance of its snackfoods, beverage and grocery, which posted growth of 20.8%, 11.8% and 17.4% in sales value, respectively. BCFG International sales increased by 20.4% to ₱6.60 billion supported by higher sales from Vietnam, Thailand, Malaysia and China. The net sales in URC's packaging division rose to ₱1.13 billion for the nine months of fiscal 2008 or up 54.8% from ₱730 million reported in the same period last year due to an increase in sales volume. (2) URC's AIG net sales aggregated to ₱3.91 billion for the nine months, slightly lower from ₱3.92 billion last year brought about by decrease in sales of feeds and poultry business by 4.9% and 18.5%, respectively, due to decline in sales volume. (3) URC's CFG revenues amounted to ₱3.26 billion for the nine months ended June 30, 2008 or up 26.2% from ₱2.58 billion reported for the same period last year. Flour net sales went up by 23.8% to ₱2.41 billion from ₱1.95 billion posted from the same period last year on the back of an increase in average selling price. Moreover, sugar net sales increased by 33.6% to ₱848 million from ₱634 million recorded last year as a result of higher sales volume.

URC's cost of sales and services increased to ₱24.57 billion for the nine months of fiscal 2008, or 20.9% from ₱20.32 billion reported in the same period last year. Cost of sales and services went up

due to increase in sales volume and costs of major raw materials as well as bunker fuel and diesel. URC's gross profit for the nine months of fiscal 2008 amounted to ₱7.82 billion, 9.3% up from ₱7.16 billion recorded in the same period last year. Operating expenses increased by ₱373 million or 7.9% to ₱5.11 billion due to increase in freight and other selling expenses brought about by higher trucking and shipping costs associated with higher fuel prices and increased sales volume. Compensation and other benefits also increased by 11.2% due to annual salary adjustment and accrual of pension expense. Depreciation expense went up by ₱45 million or 29.7% due to additional charges from new acquisitions.

URC's unaudited net income attributable to equity holders of the parent declined by 77.5% to ₱1.05 billion because of absence of non-recurring gain on sale of investment of RLC shares and due to mark-to-market loss on bond holdings resulting from the general drop in bond prices worldwide.

URC's unaudited core earnings, which is operating income after equity earnings, net finance cost and other revenues-net, for the nine months of fiscal 2008 went up 8.6% ₱2.71 billion from ₱2.50 billion reported in the same period last year.

URC and its majority-owned subsidiaries' key performance indicators are sales, EBIT (income from operations), EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items), net income and total assets.

PROPERTY
Robinsons Land Corporation (RLC) posted gross revenues of ₱2.92 billion for the third quarter of fiscal year 2008 bringing its nine months' revenue performance to ₱8.16 billion this year or a 25% growth from ₱6.55 billion in the same period last year. Net income for the three quarters grew by 16%, from last year's ₱1.82 billion to ₱2.12 billion this year. EBITDA stood at ₱4.03 billion, 12% higher than last year's ₱3.58 billion.

RLC's High Rise Residential Buildings Division's accounted for 40% of RLC's revenues. Its nine months' performance resulted to a 56% growth in revenues, from ₱2.10 billion last year to ₱3.28 billion this year, due mainly to initial recognition of realized revenues from five of its ongoing projects, the East of Galleria in Ortigas, the Gateway Garden Ridge in Mandaluyong, the McKinley Park Residence in Fort Bonifacio, Otis 888 in Manila and Adriatico Place 3.

The Office Buildings Division contributed 9% or ₱704 million of RLC's revenues, up by 29% from last year's ₱545 million. Lease income was derived from its five office buildings, Galleria Corporate Center, Robinsons Equitable Tower, Robinsons Summit Center and Robinsons Cybergate Center Towers 1 and 2.

Commercial Centers Division contributed 34% or ₱2.77 billion of RLC's gross revenues, posting a 7% growth for the nine-month period. Significant contributors include: Galleria Mall in Ortigas, Metro East Mall in Pasig, Robinsons Manila and other provincial malls, which posted a decent growth in rental revenues.

The Hotel Division, showed revenue growth of 4% from ₱819.2 million last year to ₱850.2 million this year. The increase in hotel revenues was principally due to the 11.2% growth in revenues of Crowne Plaza Hotel and 10.7% growth of Cebu Midtown Hotel.

The Housing and Land Development Division, through its two subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported realized revenues amounting to ₱554.4 million, against last year's ₱492.4 million. Business is expected to pick up with the infusion of new projects for the rest of the year.

Real Estate cost increased by 52% from ₱2.32 billion last year to ₱3.54 billion this year due to higher units sold and to higher project completion by High Rise Division projects. Hotel costs and expenses increased by 4% due to higher operating cost of Crowne Plaza brought by higher level of operations.

TELECOMMUNICATIONS

DIGITEL generated consolidated service and non-service revenues for the nine months ended September 30, 2008 registered a 27.2% growth over same period last year to ₱7,717.9 million driven primarily by the remarkable improvement in the wireless segment of 68.1%.

The wireline voice communication services registered service and non-service revenues of ₱2,748.3 million for the nine months ended September 30, 2008. This is a 9.0% decline over last year's revenues of ₱3,019.0 million mainly due to lower international and domestic tolls. It was further exacerbated by the decreasing average rate per minute and lower average exchange rate this year of ₱43.19:US$1 versus ₱47.14:US$1 over same period last year. Providing cushion to the reduced international and domestic traffic is the growth of ADSL products. This service registered an increase of 53% compared to same period last year. Revenues for wireline data communication services for the nine months ended September 30, 2008 amounted to ₱316.4 million posting a decrease of 8.7% over the same period last year of ₱346.5 million. This is mainly due to inclusion last year of one-time rental revenues of International Private Leased Circuit (IPLC) services to certain carriers and lower average exchange rate this year. The wireless communications business posted a remarkable 68.1% improvement in its operating revenues of ₱4,741.4 million during the nine-month period ended September 30, 2008 from ₱2,820.8 million during the same period last year. Net service revenues, 70% of which accounts for unlimited services, improved substantially by 88.9% against reported revenues of the same period last year. This is mainly attributable to the continued success of the unlimited service portfolio (e.g. 24/7 Call & Text Unlimited and Text Unlimited) and increase in subscriber count from the Group Plans and Plan 350 products. In addition, upgrading the services by continuously expanding network coverage thru aggressive network rollouts directly contributed to the increase of subscriber base.

Consolidated operating expenses also increased to ₱5,408.9 million, higher by ₱842.7 million than the consolidated figure of ₱4,566.2 million for the same period in 2007. This was due to a 33.7% or ₱207.3 million increase in cost of sales during the period and 28.5% or ₱490.0 million increase in general and administrative expenses on account of higher marketing and selling expenses, utilities and outside services.

Net loss increased from ₱229.0 million in 2007 to ₱2,725.4 million in 2008 largely due to net foreign exchange loss and market valuation loss recognized in 2008 amounting to ₱2,484.0 million as against the net foreign exchange gain and market valuation gain amounting to ₱2,661.2 million reported for the same period in 2007.

Excluding the foreign exchange and market valuation gains and losses, net loss for the period ended September 30, 2008 is at ₱241.4 million, lower by 91.6% versus ₱2,890.2 million net loss during the same period last year.

DIGITEL registered a consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) period is ₱2,309.1 million, higher by 53.7% against ₱1,502.3 million during the same period in 2007 due primarily to the higher service and non-service revenues generated by the wireless business.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) generated gross revenues of ₱13.98 billion for the nine-month period ended September 30, 2008, a 28.3% increase over last year's ₱10.89 billion brought about by additional routes and flights. Correspondingly, costs and operating expenses increased from ₱8.98 billion last year to ₱13.23 billion this year. This was due to higher operations-related expenses, particularly, fuel cost which posted an 96.0% increase from ₱3.33 billion last year to ₱6.53 billion this year. In addition, Cebu Pacific recognized a foreign exchange loss from its dollar denominated obligations amounting to ₱1.57 billion during the period compared to a foreign exchange gain of ₱1.06 billion recorded last year. This resulted to a net loss for the airline business of ₱1.87 billion for the nine-month period of fiscal 2008 compared to a net income of ₱2.53 billion for the same period last year. Excluding forex and mark-to-market effect, net income for the nine-month period September 30, 2008 amounted to ₱187.71 million while last year's amounted to ₱1.41 billion.

PETROCHEMICALS

JG Summit Petrochemicals Corporation's (JGSPC) revenue for the first nine months of 2008 rose to ₱6.94 billion from ₱2.57 billion last year as a result of higher sales volume from 38,267 MT last year to 105,218 MT this year in the same period. Gross margin had a complete turnaround from a negative 9.7% last year to positive 6.0% this year. Operating expenses increased by 51.1% relative to higher production the period. The significant increase in gross profit contributed to the drop in net loss this year, from ₱666.72 million last year to ₱330.07 million this year.

EQUITY EARNINGS

Equity earnings from associated companies and joint ventures were reported at ₱1.49 billion for the nine-month period ended September 30, 2008, higher by 38.6% from last year's equity earnings of ₱925.40 million. The growth was attributable to higher income recorded by UIC this year, from SGD75.84 million last year to SGD127.94 million this year as it reported higher sale of properties, increased rental income and higher revenues of Pan Pacific hotel. The increase was partly offset by the decline in FPPC's net income which dropped 34.4% from ₱522.72 million in 2007 to ₱343.03 million in 2008.

DISCONTINUED OPERATIONS

Litton Mills, Inc. ceased operations in November 2006. Net income from discontinued operations during the nine months ended September 30, 2008 amounted to ₱100.9 million is mainly due to recognition of gain on sale of fixed assets amounting to ₱73.75 million. Last year, the textile business still operated for two months resulting to a net loss of ₱324.87 million.

Financial Position

September 30, 2008 vs. December 31, 2007

As of September 30, 2008, the Company's balance sheet remains solid, with consolidated assets of ₱246.41 billion from ₱229.93 billion as of December 31, 2007. Current ratio stood at 1.16. The Company's indebtedness remained manageable with a gearing ratio of 1.01:1 and net debt to equity of 0.75:1 as of September 30, 2008.

Cash and cash equivalents totaled ₱7.87 billion as of September 30, 2008 down by 40.9% from ₱13.32 billion as of December 31, 2007. The principal sources of cash were from operating and financing activities amounting to ₱9.85 billion and ₱11.78 billion, respectively. As of September 30, 2008, net cash used in investing activities amounted to ₱27.07 billion. Investment in bonds and

7

equity securities, presented under financial assets at fair value through profit and loss, available for sale investments and held-to-maturity investments, dropped by 10.4% from ₱24.24 billion as of December 31, 2007 to ₱21.71 billion as of September 30, 2008 as the Group used partially its liquid assets for its capital expenditures during the period. The Group, however, does not expect any liquidity problems that may arise in the near future.

Receivables went up by 9.7% from ₱17.51 billion as of December 31, 2007 to ₱19.21 billion as of September 30, 2008 mainly due to higher level of finance receivables from our banking business.

Inventories increased by 58.6% from ₱10.30 billion as of December 31, 2007 to ₱16.34 billion as of September 30, 2008 due to increased level of raw materials, finished goods, materials in transit and spare parts inventories to meet sales demand and fixed assets' maintenance.

Derivative assets dropped 47.9% from ₱3.30 billion in December 2007 to ₱1.72 billion as of September 30, 2008 as outstanding currency forwards at the start of the year matured over the past months and market values have been gravely affected by the financial markets crisis.

Other current assets recorded an increase of 13.0% from ₱5.02 billion in December 31, 2007 to ₱5.67 billion as of September 30, 2008 due to higher level of input tax and prepaid advertising expenses.

Assets of disposal group classified as held for sale pertains to total assets of the textile business, which ceased operation last year. Outstanding balance of this account further decreased during the nine months of fiscal 2008 as the textile business continue to dispose of its remaining inventories and fixed assets.

Investment in associates and joint ventures increased 30.0% to ₱24.53 billion as of September 30, 2008 from ₱18.88 billion in December 31, 2007. The Group, through a subsidiary, acquired additional shares of UIC during the period, but the main driver of its increase is due to the higher translated value of our investments in UIC and FPPC, values of which are denominated in foreign currencies.

Investment properties increased 5.0% to ₱25.26 billion as of September 30, 2008 mainly due to continuous development of certain projects of our real estate business during the period.

Property, plant and equipment rose to ₱115.12 billion as of September 30, 2008, from ₱105.61 billion in December 31, 2007 mainly due to the on-going expansion of the facilities of our cellular telecommunications business, additional aircrafts by the airline division, acquisition of PASSI sugar mills by URC and continuous expansion of the real estate business.

Biological assets increased 25.1% to ₱1.31 billion as of September 30, 2008 due to increase in population of livestocks.

Intangibles rose to ₱880.75 million in September 2008 compared to ₱308.38 million as of December 31, 2007 mainly due to purchase of trademark and product formulation of the food business during the period.

Other noncurrent assets increased 17.5% from ₱4.72 billion in December 31, 2007 to ₱5.54 billion as of September 30, 2008 due to higher level of security deposits during the period.

Accounts payable and accrued expenses slightly increased by 1.5% from ₱27.51 billion as of year-end 2007 to ₱27.91 billion mainly due to higher level of trade payables during the period.

Short-term debt grew 33.1% from ₱16.98 billion as of December 31, 2007 to ₱22.60 billion as of September 30, 2008 due to additional short-term bank loans and trust receipts obtained by the food business.

Derivative liabilities dropped by 31.8% to ₱666.63 million as of September 30, 2008 from ₱978.16 million in December 31, 2007 due to maturity of derivative instruments during the period. The effect of the depreciation of the Philippine peso also affected Capital Market's trading position on these derivatives resulting to lower aggregate fair values.

Income tax payable increased 90.3% from ₱308.46 million in December 2007 to ₱586.92 million in September 2008 due to higher level of tax payable by the real estate and food businesses plus lower CWT applied by the food business during the period.

Liabilities directly associated with the assets classified as held for sale pertains to total liabilities of the textile and printing businesses. As of September 30, 2008, outstanding balance of such account amounted to ₱13.16 million from ₱23.43 million in December 2007, which can be attributed to settlement of LMI's remaining payables.

Long-term debt, including current portion, increased by 16.6% from ₱63.03 billion as of December 31, 2007 to ₱73.48 billion due to peso depreciation, which affected the translated level of the Group's foreign-denominated obligations. Further, certain subsidiaries also availed of additional loans.

Deferred income tax liabilities (presented as net of deferred tax asset) dropped 6.8% to ₱6.17 billion as of September 30, 2008 mainly due to recognition of deferred tax on unrealized foreign exchange and mark-to-market losses during the period.

Stockholders' equity grew to ₱77.11 billion as of September 30, 2008 from ₱76.77 billion at the end of 2007. Book value per share improved from ₱11.30 per share as of December 31, 2007 to ₱11.34 per share as of September 30, 2008.

KEY PERFORMANCE INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of September 30, 2008 and December 31, 2007 and for the nine months ended September 30, 2008 and 2007:

Key Financial Indicators	2008	2007
Revenues	P68,775 million	P61,944 million
EBIT	P5,715 million	P12,002 million
EBITDA	P12,922 million	P18,776 million
Current ratio	1.16	1.02
Gearing ratio	1.01	0.83
Net debt to equity ratio	0.75	0.51
Book value per share	11.34	11.30

The manner by which the Company calculates the above key performance indicators for both year-end 2008 and 2007 is as follows:

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Key Financial Indicators		
Revenues	=	Total of sales and services, interest and investment income, equity in net earnings and other income
EBIT	=	Earnings before interest expense and taxes computed as net income before nonrecurring items add provision for income tax and financing costs.
EBITDA	=	Earnings before interest, taxes and depreciation and amortization computed as net income before nonrecurring items add (deduct) provision for income tax, financing costs and depreciation and amortization.
Current ratio	=	Total current assets over current liabilities
Gearing ratio	=	Total Financial Debt over Stockholders' Equity and Minority Interest.
Net debt to equity ratio	=	Total Financial Debt less Cash including Financial Assets at FVPL and AFS investments (excluding RSB Cash and AFS investments) over Stockholders' Equity and Minority Interest.
Book value per share	=	Stockholders' Equity over outstanding no. of common shares as of year-end

As of September 30, 2008, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations. However, because of the economic crisis that has gripped the world over these recent months, there is no assurance that the Company's and the Group's operations, will not be affected materially. The Company is now taking up measures and initiatives that would somehow cushion the impact.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

JAMES L. GO
Chairman and Chief Executive Officer
Date: ___11-13-08___

LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date: ___11-13-08___

CONSTANTE T. SANTOS
SVP - Corporate Controller
Date ___11-13-08___

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	September 30, 2008	December 31, 2007
	(Unaudited)	(Audited)
ASSETS		
Current Assets		
Cash and cash equivalents (Note 6)	P7,872,808	P13,317,839
Financial assets at fair value through profit and loss	16,701,018	19,240,699
Available-for-sale investments	4,722,323	4,734,603
Receivables - net (Note 7)	19,208,218	17,514,738
Inventories (Note 8)	16,340,065	10,301,591
Derivative assets	1,721,916	3,303,006
Other current assets	5,672,098	5,018,262
	72,238,446	73,430,738
Assets of disposal group classified as held for sale	368,625	791,630
Total Current Assets	72,607,071	74,222,368
Noncurrent Assets		
Held-to-maturity investments	284,207	261,139
Investment properties - net	25,258,597	24,045,776
Investments in associates and joint ventures - net	24,529,794	18,875,832
Property, plant and equipment - net	115,120,411	105,608,377
Goodwill - net	872,795	844,548
Biological assets - bearer	1,314,371	1,050,569
Intangibles - net	880,746	308,379
Other noncurrent assets	5,543,917	4,716,957
Total Noncurrent Assets	173,804,838	155,711,577
	P246,411,909	P229,933,945
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued expenses (Note 9)	P27,912,216	P27,506,045
Short-term debt (Note 10)	22,603,684	16,975,709
Current portion of long-term debt (Note 11)	4,510,289	21,443,503
Income tax payable	586,923	308,459
Derivative liabilities	666,631	978,161
Other current liabilities	6,148,989	5,205,621
	62,428,732	72,417,498
Liabilities directly associated with the assets classified as held for sale	13,156	23,432
Total Current Liabilities	62,441,888	72,440,930
Noncurrent Liabilities		
Long-term debt - net of current portion (Note 11)	68,974,502	41,589,794
Cumulative redeemable preferred shares (Note 12)	2,107,819	2,107,819
Deferred income tax liabilities - net	6,167,676	6,619,972
Other noncurrent liabilities	9,286,677	7,792,682
Total Noncurrent Liabilities	86,536,674	58,110,267
Total Liabilities	148,978,562	130,551,197

(Forward)

	September 30, 2008	December 31, 2007
	(Unaudited)	(Audited)
Equity		
Equity attributable to equity holders of the parent: (Note 13)		
Paid-up capital	12,856,988	12,856,988
Retained earnings	66,043,849	65,546,119
Other reserves	(1,067,123)	(906,817)
Treasury shares	(721,848)	(721,848)
	77,111,866	76,774,442
Minority interest	20,321,481	22,608,306
Total Equity	97,433,347	99,382,748
	P246,411,909	P229,933,945

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In Thousands Except Per Share Amounts)

	Quarters Ended September 30		Nine Months Ended September 30	
	2008	2007	2008	2007
CONTINUING OPERATIONS				
Revenue				
Sale of goods and services:				
Foods	P11,238,428	P9,172,428	P32,392,483	P27,481,008
Air transportation	4,587,890	3,337,331	13,976,504	10,891,837
Telecommunications	2,793,008	2,088,555	7,717,934	6,068,524
Real estate and hotels	2,794,562	1,973,021	7,774,299	5,954,892
Petrochemicals	2,591,334	1,200,030	6,939,822	2,567,496
Interest income	794,393	1,023,462	2,590,063	3,413,415
Equity in net income of associates and				
joint ventures	582,568	270,477	1,490,433	925,395
Other revenue	(1,497,465)	775,318	(4,106,523)	4,641,930
	23,884,718	19,840,622	68,775,015	61,944,497
Expenses				
Cost of sales and services	17,084,623	11,745,080	46,675,113	33,422,219
General and administrative expenses	5,505,594	4,616,227	16,352,458	14,589,175
Impairment losses and others	144,175	26,751	239,940	179,954
Financing costs and other charges	1,333,274	1,592,462	4,482,995	5,283,631
	24,067,666	17,980,520	67,750,506	53,474,979
Income Before Income Tax	(182,948)	1,860,102	1,024,509	8,469,518
Provision for Income Tax	164,454	378,943	530,693	1,646,945
INCOME (LOSS) AFTER INCOME TAX FROM CONTINUING OPERATIONS	(347,402)	1,481,159	493,816	6,822,573
INCOME (LOSS) AFTER INCOME TAX FROM DISCONTINUED OPERATIONS	22,599	(2,734)	100,900	(324,868)
NET INCOME	(P324,803)	P1,478,425	P594,716	P6,497,705
ATTRIBUTABLE TO				
Equity holders of the parent	(P458,019)	P1,163,341	P701,646	P5,071,000
Minority interest	133,216	315,084	(106,930)	1,426,705
	(P324,803)	P1,478,425	P594,716	P6,497,705
EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT				
Basic/diluted earnings per share (Note 14)	(P0.07)	P0.17	P0.10	P0.75
Basic/diluted earnings per share from continuing operations	(P0.07)	P0.17	P0.09	P0.79

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands)

	Nine Months Ended September 30	
	2008	2007
Capital stock - P1 par value		
Authorized:		
Common - 12,850,800,000 shares		
Preferred - 2,000,000,000 shares		
Issued:		
Common - 6,895,273,657 shares	P6,895,274	P6,895,274
Additional paid-in capital	5,961,714	5,961,714
Other reserves	(1,067,123)	(33,454)
Retained earnings		
Beginning	65,546,119	57,136,033
Net income	701,646	5,071,000
Cash dividends:		
Common stock (P0.03 a share in 2008 and 2007)	(203,916)	(203,916)
End	66,043,849	62,003,117
Treasury stock - at cost	(721,848)	(721,848)
	77,111,866	74,104,803
Attributable to minority interest	20,321,481	21,253,750
	P97,433,347	P95,358,553

See accompanying Notes to Unaudited Consolidated Financial Statements.

15

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Nine Months Ended September 30	
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax from continuing operations	P1,024,509	P8,469,518
Income (loss) before income tax from discontinued operations	100,900	(324,868)
Adjustments for:		
Depreciation and amortization	7,206,714	6,774,311
Interest expense	4,258,223	4,985,600
Interest income	(2,590,063)	(3,413,415)
Equity in net income of associates and joint ventures	(1,490,433)	(925,395)
Provisions for impairment losses on receivables and other financial assets	239,940	179,954
Foreign exchange loss (gain) - net	3,061,367	(3,797,625)
Market valuation loss (gain) on derivative instruments	986,527	(6,651)
Market valuation loss (gain) on financial assets at fair value through profit and loss	1,568,880	(444,063)
Gain on sale of financial assets at fair value through profit and loss	3,964	(53,682)
Operating income before changes in operating accounts	14,370,528	11,443,684
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	(1,940,794)	(1,703,497)
Inventories	(2,040,088)	(1,718,603)
Other current assets	579,942	(1,696,423)
Increase (decrease) in:		
Accounts payable and accrued expenses	860,810	(4,059,685)
Other current liabilities	124,297	1,855,237
Net cash generated from operations	11,954,695	4,120,713
Interest received	2,808,927	3,464,661
Interest paid	(4,519,222)	(5,062,305)
Income taxes paid	(396,010)	(579,733)
Net cash provided by operating activities	9,848,390	1,943,336
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Financial assets at fair value through profit and loss	837,271	2,329,231
Available-for-sale investments	30,822	(311,231)
Held-to-maturity investments	(23,068)	176,978
Other noncurrent assets	(2,066,903)	(1,253,876)
Biological assets	(263,802)	(120,163)
Investments in associates and joint ventures	(4,527,750)	498,669
Property, plant and equipment - net	(18,844,014)	(14,522,363)
Investment properties - net	(2,213,981)	(5,392,283)
Net cash used in investing activities	(27,071,425)	(18,595,038)

(Forward)

| | Nine Months Ended September 30 | |
	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Short-term debt	**5,627,976**	2,310,628
Long-term debt	**7,348,360**	763,092
Other noncurrent liabilities	**1,185,478**	1,891,927
Minority interest in consolidated subsidiaries	**(2,179,894)**	(1,112,617)
Dividends paid	**(203,916)**	(203,916)
Net cash provided by financing activities	**11,778,004**	3,649,114
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(5,445,031)**	(13,002,588)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**13,317,839**	24,834,015
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**P7,872,808**	P11,831,427

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information

JG Summit Holdings, Inc. (the Parent Company) is incorporated in the Republic of the Philippines. The registered office address of the Parent Company is 43rd Floor Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City.

The Parent Company is the holding company of the JG Summit Group (the Group), with principal business interests in branded consumer foods, agro-industrial and commodity food products, real property development, hotels, banking and financial services, telecommunications, petrochemicals, air transportation and power generation.

The Group conducts business throughout the Philippines, but primarily in and around Metro Manila where it is based. The Group also has branded food businesses in the People's Republic of China and in the Association of Southeast Asian Nations region, and an interest in a property development business in Singapore.

The principal activities of the Group are further described in Note 5 to the consolidated financial statements.

2. Summary of Significant Accounting Policies

<u>Basis of Preparation</u>
The accompanying consolidated financial statements of the Group have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss (FVPL), available-for-sale (AFS) investments and derivative financial instruments that have been measured at fair value, and biological assets and agricultural produce that have been measured at fair value less estimated point-of-sale costs.

The consolidated financial statements of the Group are presented in Philippine Peso. The functional and presentation currency of the Parent Company and its Philippine subsidiaries (except certain consolidated foreign subsidiaries) is the Philippine Peso (see further discussion under Foreign Currency Translation/Transactions section).

Basis of Consolidation

The consolidated financial statements include the financial statements of the Parent Company and the following companies:

Companies	Country of Incorporation	Percentage of Ownership			
		2008		2007	
		Direct	Indirect	Direct	Indirect
Food					
Universal Robina Corporation (URC) and Subsidiaries	Philippines*	61.14	0.02	59.16	0.02
Air Transportation					
Cebu Air, Inc. (CAI)	-do-	100.00		100.00	
CP Air Holdings, Inc. (CPAHI)	-do-	100.00		100.00	
Real Estate and Hotels					
Robinsons Land Corporation and Subsidiaries (RLC)	-do-	60.01		60.01	
Adia Development and Management Corporation	-do-	100.00		100.00	
Petrochemicals					
JG Summit Petrochemical Corporation (JGSPC)	-do-	100.00		82.28	
JG Summit Olefins Corporation	-do-	100.00		-	
Telecommunications					
Digital Telecommunications Phils., Inc. (Digitel) and Subsidiaries	-do-	47.45	2.36	47.45	2.35
JG Summit Capital Services Corp. (JGSCSC) and Subsidiaries	-do-	100.00		100.00	
JG Summit (Cayman), Ltd. (JGSCL)	Cayman Island	100.00		100.00	
JG Summit Philippines Ltd. (JGSPL) and Subsidiaries	British Virgin Islands	100.00		100.00	
JG Summit Limited (JGSL)	-do-	100.00		100.00	
Textiles					
Westpoint Industrial Mills Corporation	Philippines	100.00		100.00	
Litton Mills, Inc. (LMI)	-do-	100.00		100.00	
Supplementary Businesses					
Cebu Pacific Manufacturing Corporation	-do-	100.00		100.00	
Hello Snack Foods Corporation	-do-	100.00		100.00	
JG Cement Corporation	-do-	100.00		100.00	
Savannah Industrial Corporation	-do-	100.00		100.00	
Terai Industrial Corporation	-do-	100.00		100.00	
Unicon Insurance Brokers Corporation	-do-	100.00		100.00	
Premiere Printing Company, Inc.	-do-	100.00		100.00	

* Certain URC subsidiaries are located in other countries, such as China, Vietnam, Thailand, Malaysia, etc.

Standing Interpretations Committee (SIC) 12, *Consolidation - Special Purpose Entities*, prescribes guidance on the consolidation of special purpose entities (SPE). Under SIC 12, an SPE should be consolidated when the substance of the relationship between a certain company and the SPE indicates that the SPE is controlled by the company. Control over an entity may exist even in cases where an enterprise owns little or none of the SPE's equity, such as when an entity retains majority of the residual risks related to the SPE or its assets in order to obtain benefits from its activities. In accordance with SIC 12, the Group's consolidated financial statements include the accounts of Cebu Aircraft Leasing Limited (CALL) and IBON Leasing Limited (ILL). CALL and ILL are SPEs in which the Group does not have equity interest. CALL and ILL acquired the passenger aircraft for lease to CAI under a finance lease arrangement and funded the acquisitions through long-term debt.

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. All significant intercompany transactions and balances, including intercompany profits and unrealized profits and losses, are eliminated in the consolidation.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. Under PFRS, it is acceptable to use, for consolidation purposes, the financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three (3) months. Subsidiaries in the following businesses have a financial year-end of September 30: food, textiles, real estate and hotels, petrochemicals and substantially all subsidiaries in supplementary businesses.

Acquisitions of subsidiaries are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest.

Any excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities represents goodwill. Any excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of business combination is recognized in the consolidated statement of income on the date of acquisition.

Minority interests represent the portion of income or loss and net assets not held by the Group and are presented separately in the consolidated statement of income and within equity in the consolidated balance sheet, separately from the parent shareholders' equity. Acquisitions of minority interests are accounted for using the parent entity extension method, whereby, the difference between the consideration and the book value of the share of the net assets acquired is recognized as goodwill.

20

<u>Changes in Accounting Policies</u>
The accounting policies adopted are consistent with those of the previous financial years, except for the adoption of a new accounting standard, amendments to accounting standards and certain Philippine Interpretations that are discussed below. The adoption of the new and amended standards, as well as the Philippine Interpretations, did not have any effect on the consolidated financial statements of the Group. They did, however, give rise to additional disclosures.

- Amendment to PAS 1, *Presentation of Financial Statements: Capital Disclosures*

  This amendment requires the Group to make new disclosures to enable users of the consolidated financial statements to evaluate the Group's objectives, policies and processes for managing capital.

- Philippine Interpretation IFRIC 8, *Scope of PFRS 2*

  This Philippine Interpretation requires PFRS 2 to be applied to any arrangements in which the entity cannot identify specifically some or all of the goods received, in particular where equity instruments are issued for consideration which appears to be less than fair value. This Philippine Interpretation did not have any effect on the consolidated financial statements of the Group.

- Philippine Interpretation IFRIC 10, *Interim Financial Reporting and Impairment*

  This Philippine Interpretation prohibits the reversal of impairment loss on goodwill and AFS equity investments recognized in the interim financial reports even if impairment is no longer present at the annual balance sheet date. The adoption of this Philippine Interpretation did not have any effect on the consolidated financial statements of the Group.

<u>Significant Accounting Policies</u>

<u>Revenue and Cost Recognition</u>
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods
Revenue from sale of goods is recognized upon delivery, when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable, net of any trade discounts, prompt payment discounts and volume rebates.

Rendering of telecommunications services
Revenue from telecommunications services includes the value of all telecommunications services provided, net of free usage allocations and discounts. Revenue is recognized when earned, and are net of the share of other foreign and local carriers and content providers, if any, under existing correspondence and interconnection and settlement agreements.

Revenue is stated at amounts billed or invoiced and accrued to subscribers or other carriers and content providers, taking into consideration the bill cycle cut-off (for postpaid subscribers), and charged against preloaded airtime value (for prepaid subscribers), and excludes valued-added tax (VAT) and overseas communication tax.

The Group's service revenue includes the revenue earned from subscribers and traffic. With respect to revenue earned from subscribers, revenue principally consists of: (1) per minute airtime and toll fees for local, domestic and international long distance calls in excess of free call allocation, less prepaid reload discounts and interconnection fees; (2) revenue from value-added services such as short messaging services (SMS) in excess of free SMS and multimedia messaging services (MMS), content downloading and infotext services, net of payout to other foreign and local carriers and content providers; (3) inbound revenue from other carriers which terminate their calls to the Group's network; (4) revenue from international roaming services; (5) fixed monthly service fees (for postpaid wireless subscribers) and prepaid subscription fees for discounted promotional calls and SMS; and (6) proceeds from sale of phone kits, subscribers' identification module (SIM) packs and other phone accessories.

Postpaid service arrangements include fixed monthly charges which are recognized over the subscription period on a pro-rata basis. Telecommunications services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. As a result of billing cycle cut-off, service revenue earned but not yet billed at end of month are estimated and accrued. These estimates are based on actual usage less estimated free usage using a historical ratio of free over billable usage.

Proceeds from sale of prepaid cards are initially recognized as unearned revenue (recorded under Other Current Liabilities account in the consolidated balance sheet). Revenue is realized upon actual usage of the airtime value of the card, net of free service allocation. The unused value of prepaid cards is likewise recognized as revenue upon expiration. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

With respect to revenue earned from connecting carriers/traffic, inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers. Inbound revenue represents settlements received for traffic originating from telecommunications providers that are sent through the Group's network, while outbound charges represent settlements to telecommunications providers for traffic originating from the Group's network and settlements to providers for contents downloaded by subscribers. Both the inbound revenue and outbound charges are accrued based on actual volume of traffic monitored by the Group from the switch. Adjustments are made to the accrued amount for discrepancies between the traffic volume per the Group's records and per records of other carriers. The adjustments are recognized as these are determined and are mutually agreed-upon by the parties. Uncollected inbound revenue are shown under Receivables - net account in the consolidated balance sheet, while unpaid outbound charges are shown under Accounts Payable and Accrued Expenses account in the consolidated balance sheet.

Proceeds from sale of phonekits and SIM cards/packs received from certain mobile subscribers are recognized upon actual receipts, and are included under Other Revenue account in the consolidated statement of income.

22

Rendering of air transportation services

Passenger ticket and cargo waybill sales are initially recorded as unearned revenue (included under Other Current Liabilities account in the consolidated balance sheet) until recognized as Revenue in the consolidated statement of income, when the transportation service is rendered.

The related commission is recognized as expense in the same period when the transportation service is provided. The amount of commission not yet recognized as expense is recorded as a prepayment under Other Current Assets account in the consolidated balance sheet.

Revenue from in-flight sales and other services are recognized when the goods are delivered or the services are carried out.

Sale of real estate

Real estate sales are accounted for under the percentage-of-completion method when: (a) equitable interest and/or legal title to the subject properties is transferred to the buyer; (b) the seller is obliged to perform significant acts after the subject properties are sold; (c) the amount of revenue can be measured reliably; (d) the costs incurred or to be incurred can be measured reliably; and (e) it is probable that the economic benefits will flow to the entity. Under this method, revenue is recognized as the related obligations are fulfilled, measured principally on the basis of the estimated completion of a physical proportion of the contract work.

If any of the criteria under the percentage-of-completion method is not met, the deposit method is applied until all the conditions for recording a sale are met. Pending recognition of sale, cash received from buyers are recorded as customers' deposits which are included under Other Current Liabilities account in the consolidated balance sheet.

Revenue from hotel operations are recognized when services are rendered. Revenue from banquets and other special events are recognized when the events take place.

Dividend income

Dividend income is recognized when the shareholder's right to receive the payment is established.

Rent income

The Group leases certain commercial real estate properties to others under an operating lease arrangement. Rental income on leased properties is recognized on a straight-line basis over the lease term, or based on a certain percentage of the gross revenue of the tenants, as provided under the terms of the lease contract. Contingent rents are recognized as revenue in the period in which they are earned.

Interest income

Interest is recognized as it accrues (using the effective interest rate method under which interest income is recognized at the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Other fees

Loan fees that are directly related to the acquisition and origination of loans are amortized using the effective interest rate method over the term of the receivable. Fees related to the administration and servicing of loans are recognized as revenue as the services are rendered. Service charges and penalties are recognized only upon collection or are accrued when there is reasonable degree of certainty as to its collectibility.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three (3) months or less from dates of placement, and that are subject to an insignificant risk of changes in value.

Recognition of Financial Instruments

Date of recognition

Financial instruments within the scope of PAS 39, *Financial Instruments: Recognition and Measurement,* are recognized in the consolidated balance sheet, when the Group becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace are recognized using the settlement date accounting.

Initial recognition of financial instruments

Financial instruments are recognized initially at fair value. Except for financial instruments designated at FVPL, the initial measurement of financial assets includes transaction costs. The Group classifies its financial assets into the following categories: financial assets at FVPL, held-to-maturity (HTM) investments, AFS investments, and loans and receivables. The Group classifies its financial liabilities into financial liabilities at FVPL and other financial liabilities. The classification depends on the purpose for which the investments were acquired and whether they are quoted in an active market. Management determines the category of its investments at initial recognition and, where allowed and appropriate, re-evaluates such designation at every reporting date.

Determination of fair value

The fair value for financial instruments traded in active markets at balance sheet date is based on their quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and ask prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances, since the time of the transaction.

For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, options pricing models and other relevant valuation models.

Day 1 profit or loss

Where the transaction price in a non-active market is different from the fair value based on other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, the Group recognizes the difference between the transaction price and fair value (a Day 1 profit or loss) in the consolidated statement of income. In cases where variables used are made of data which is not observable, the difference between the transaction price and model value is only recognized in the consolidated statement of income when the inputs become observable or when the instrument is derecognized. For each transaction, the Group determines the appropriate method of recognizing the Day 1 profit or loss amount.

Financial assets and financial liabilities at FVPL

Financial assets and financial liabilities at FVPL include financial assets and financial liabilities held for trading purposes, derivative instruments or those designated upon initial recognition when any of the following criteria are met:

- the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis; or

- the assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; or

- the financial instrument contains an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Financial assets and financial liabilities at FVPL are recorded in the consolidated balance sheet at fair value. Changes in fair value are reflected in the consolidated statement of income. Interest earned or incurred is recorded in interest income or expense, respectively, while dividend income is recorded in other operating income according to the terms of the contract, or when the right of the payment has been established.

The Group's financial assets at FVPL consist of private bonds, government securities, equity securities and derivative instruments.

Derivatives recorded at FVPL

The Parent Company and certain subsidiaries are counterparties to derivative contracts, such as currency forwards, cross currency swaps, credit default swaps, equity options, currency options and commodity options. These derivatives are entered into as a means of reducing or managing their respective foreign exchange and interest rate exposures, as well as for trading purposes. Such derivative financial instruments are initially recorded at fair value on the date at which the derivative contract is entered into and are subsequently remeasured at fair value. Any gains or losses arising from changes in fair values of derivatives (except those accounted for as accounting hedges) are taken directly to the consolidated statement of income. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

For the purpose of hedge accounting, hedges are classified primarily as either: (a) a hedge of the fair value of an asset, liability or a firm commitment (fair value hedge); or (b) a hedge of the exposure to variability in cash flows attributable to an asset or liability or a forecasted transaction (cash flow hedge). In 2008 and 2007, the Group did not apply hedge accounting treatment for its derivative transactions.

The fair values of the Group's derivative instruments are calculated by using certain standard valuation methodologies and quotes obtained from third parties.

Embedded derivatives
Embedded derivatives are bifurcated from their host contracts, when the following conditions are met: (a) the entire hybrid contracts (composed of both the host contract and the embedded derivative) are not accounted for as financial assets at FVPL; (b) when their economic risks and characteristics are not closely related to those of their respective host contracts; and (c) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

The Group has certain derivatives that are embedded in nonfinancial host contracts (such as purchase orders, network contracts and service agreements). These embedded derivatives include foreign currency denominated derivatives in purchase orders and certain network and service agreements. The fair value changes are recognized directly to the consolidated statement of income.

HTM investments
HTM investments are quoted nonderivative financial assets with fixed or determinable payments and fixed maturities which the Group's management has the positive intention and ability to hold to maturity. Where the Group sells other than an insignificant amount of HTM investments, the entire category would be tainted and reclassified as AFS investments. After initial measurement, these investments are subsequently measured at amortized cost using the effective interest rate method, less any impairment in value. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate.

Gains and losses are recognized in the consolidated statement of income, when the HTM investments are derecognized and impaired, as well as through the amortization process. The effects of restatement of foreign currency-denominated HTM investments are recognized in the consolidated statement of income.

The Group's HTM investments consist of government securities, treasury notes and private bonds.

Loans and receivables
Loans and receivables are nonderivative financial assets with fixed or determinable payments and fixed maturities that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest rate method, less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. The amortization is included under Interest Income account in the consolidated statement of income. Gains and losses are recognized in the consolidated statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

This accounting policy applies primarily to the Group's trade and other receivables, and certain refundable security deposits.

AFS investments

AFS investments are those nonderivative investments which are designated as such or do not qualify to be classified as designated as financial assets or financial liabilities at FVPL, HTM investments or loans and receivables. They are purchased and held indefinitely, and may be sold in response to liquidity requirements or changes in market conditions.

After initial measurement, AFS investments are subsequently measured at fair value. The effective yield component of AFS debt securities, as well as the impact of restatement on foreign currency-denominated AFS debt securities, is reported in the consolidated statement of income. The unrealized gains and losses arising from the fair valuation of AFS investments are excluded, net of tax, from reported earnings and are reported under Other Reserves account in the Equity section of the consolidated balance sheet.

When the security is disposed of, the cumulative gain or loss previously recognized in equity is recognized in the consolidated statement of income. Interest earned on holding AFS investments are reported as interest income using the effective interest rate. Where the Group holds more than one (1) investment in the same security these are deemed to be disposed of on a first-in, first-out basis. Interest earned on holding AFS investments are reported as interest income using the effective interest rate. Dividends earned on holding AFS investments are recognized in the consolidated statement of income, when the right to receive payment has been established. The losses arising from impairment of such investments are recognized under Impairment Losses and Others account in the consolidated statement of income.

The Group's AFS investments consist of government securities, private bonds and equity securities.

Other financial liabilities

Issued financial instruments or their components, which are not designated at FVPL are classified as other financial liabilities where the substance of the contractual arrangement results in the Group having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares. The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue.

After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on the issue and fees that are an integral part of the effective interest rate. Any effects of restatement of foreign currency-denominated liabilities are recognized in the consolidated statement of income.

This accounting policy applies primarily to the Group's short-term and long-term debt, accounts payable and accrued expenses and other obligations that meet the above definition (other than liabilities covered by other accounting standards, such as income tax payable and pension liabilities).

Classification of Financial Instruments Between Debt and Equity

A financial instrument is classified as debt, if it provides for a contractual obligation to:

- deliver cash or another financial asset to another entity; or

- exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Group; or

- satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares.

If the Group does not have an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation, the obligation meets the definition of a financial liability.

The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount, after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue.

Impairment of Financial Assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one (1) or more events that has occurred after the initial recognition of the asset (an incurred 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

If there is objective evidence that an impairment loss on financial assets carried at amortized cost (i.e. receivables) has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account. The loss is recognized in the consolidated statement of income. The asset, together with the associated allowance accounts, is written off when there is no realistic prospect of future recovery.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtor's ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets

that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of income to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

The Group performs a regular review of the age and status of these accounts, designed to identify accounts with objective evidence of impairment and provide the appropriate allowance for impairment loss. The review is accomplished using a combination of specific and collective assessment approaches, with the impairment loss being determined for each risk grouping identified by the Group.

HTM investments

The Group assesses whether there is objective evidence of impairment. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The carrying amount of the asset is reduced through use of an allowance account and the amount of loss is charged to the consolidated statement of income. Interest income continues to be recognized based on the original effective interest rate of the asset. The HTM investments, together with the associated allowance accounts, are written off when there is no realistic prospect of future recovery and all collaterals have been realized. If, in a subsequent year, the amount of the estimated impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reduced by adjusting the allowance account. If a future write off is later recovered, any amounts formerly charged will be credited to the Impairment Losses and Others account in the consolidated statement of income.

AFS investments

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. In case of equity investments classified as AFS investments, this would include a significant or prolonged decline in the fair value of the investments below its cost. Where there is evidence of impairment, the cumulative loss which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of income is removed from equity and recognized in the consolidated statement of income. Impairment losses on equity investments are not reversed through the consolidated statement of income. Increases in fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as AFS investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset and is recorded under Interest Income account in the consolidated statement of income. If, in subsequent year, the fair value of a debt instrument increases, and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of income, the impairment loss is reversed through the consolidated statement of income.

<u>Derecognition of Financial Instruments</u>

Financial assets
A financial asset (or, where applicable a part of a financial asset or part of a group of financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;

- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or

- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of ownership and retained control of the asset, or (b) has neither transferred nor retained the risk and rewards of the asset but has transferred the control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

<u>Offsetting Financial Instruments</u>
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. This is not generally the case with master netting agreements; thus, the related assets and liabilities are presented gross in the consolidated balance sheet.

<u>Inventories</u>
Inventories, including goods-in-process, are valued at the lower of cost or net realizable value (NRV). NRV is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. NRV for materials, spare parts and other supplies represents the related replacement costs.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods, work-in-process, raw materials and packaging materials
Cost is determined using the average method. Finished goods and work-in-process include direct materials and labor and a proportion of manufacturing overhead costs based on actual goods processed and produced, but excluding borrowing costs.

Subdivision land and condominium and residential units for sale
Subdivision land, condominium and residential units for sale are carried at the lower of cost or NRV. Cost includes costs incurred for development and improvement of the properties and interest costs on loans directly attributable to the projects which were capitalized during construction.

Materials in-transit
Cost is determined using the specific identification basis.

Spare parts and other supplies
Cost is determined using the first-in, first-out method.

Assets Held for Sale
The Group classifies assets as held for sale (disposal group) when their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset and an active program to locate a buyer and complete the plan must have been initiated. Furthermore, the asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale should be expected to qualify for recognition as a completed sale within one (1) year from the date of classification.

The related results of operations and cash flows of the disposal group that qualify as discontinued operation are separated from the results of those that would be recovered principally through continuing use, and prior years' consolidated statement of income and consolidated statement of cash flows are represented. Results of operations and cash flows of the disposal group that qualify as discontinued operations are presented in the consolidated statement of income and consolidated statement of cash flows as items associated with discontinued operations.

Investment Properties
Investment properties consist of properties that are held to earn rentals or for capital appreciation or both, and those which are not occupied by entities in the Group. Investment properties, except for land, are carried at cost less accumulated depreciation and less impairment loss, if any. Land is carried at cost less impairment loss, if any. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met, and excludes the cost of day-to-day servicing of an investment property.

The Group's investment properties are depreciated using the straight-line method over their estimated useful lives (EUL) as follows:

Land improvements	10 years
Buildings and building improvements	10 to 20 years
Theater furniture and equipment	5 years

Investment properties are derecognized when either they have been disposed of or when the investment properties are permanently withdrawn from use and no future economic benefit is expected from their disposal. Any gains or losses on the retirement or disposal of investment properties are recognized in the consolidated statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by the end of owner occupation, commencement of an operating lease to another party or by the end of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner occupation or commencement of development with a view to sale.

For a transfer from investment property to owner occupied property to inventories, the deemed cost of property for subsequent accounting is its fair value at the date of change in use. If the property occupied by the Group as an owner-occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under Property, Plant and Equipment account up to the date of change in use. When the Group completes the construction or development of a self-constructed investment property, any difference between the fair value of the property at that date and its previous carrying amount is recognized in the consolidated statement of income.

Investments in Associates and Joint Ventures
An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

The Group also has interests in joint ventures which are jointly controlled entities. A joint venture is a contractual arrangement whereby two (2) or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest.

The Group's investments in its associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investments in associates and joint ventures are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates and joint ventures. The consolidated statement of income reflects the share of the results of operations of the associates and joint ventures. Where there has been a change recognized directly in the investees' equity, the Group recognizes its share of any changes and discloses this, when applicable, in the consolidated statement of changes in equity. Profits and losses arising from transactions between the Group and the associate are eliminated to the extent of the interest in the associates and joint ventures.

The Group's investments in certain associates and joint ventures include goodwill on acquisition, less any impairment in value. Goodwill relating to an associate or joint venture is included in the carrying amount of the investment and is not amortized.

The investee companies' accounting policies conform to those used by the Group for like transactions and events in similar circumstances.

Property, Plant and Equipment

Property, plant and equipment, except land, are carried at cost less accumulated depreciation and amortization and impairment loss, if any. Cost of an item of property, plant and equipment comprises of its purchase price and any cost attributable in bringing the asset to its intended location and working condition. Cost also includes: (a) interest and other financing charges on borrowed funds used to finance the acquisition of property, plant and equipment to the extent incurred during the period of installation and construction; and (b) asset retirement obligation (ARO) relating to property, plant and equipment installed/constructed on leased properties or leased aircraft.

Land is stated at cost, less any impairment in value.

Subsequent costs are capitalized as part of the Property, Plant and Equipment account, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged against current operations as incurred.

Foreign exchange differentials arising from the acquisition of property, plant and equipment are charged against current operations and are no longer capitalized.

Construction in-progress are transferred to the related Property, Plant and Equipment account when the construction or installation and related activities necessary to prepare the property, plant and equipment for their intended use are completed, and the property, plant and equipment are ready for service.

Depreciation and amortization of property, plant and equipment commence, once the property, plant and equipment are available for use and are computed using the straight-line method over the EUL of the assets, regardless of utilization.

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The EUL of property, plant and equipment of the Group follow:

Land improvements	10 to 40 years
Building and improvements	10 to 50 years
Machinery and equipment	4 to 50 years
Telecommunications equipment:	
Tower	15 years
Switch	10 to 15 years
Outside plant facilities	10 to 20 years
Distribution dropwires	.5 years
Cellular facilities and others	3 to 10 years
Investments in cable facilities	15 years
Assets under lease	15 years
Passenger aircraft*	15 years
Other flight equipment	5 years
Transportation, furnishing and other equipment	3 to 5 years

* With 15% residual value after fifteen (15) years

Leasehold improvements are amortized over the shorter of their EUL or the corresponding lease terms.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated statement of income, in the year the item is derecognized.

The assets' residual values, useful lives and methods of depreciation and amortization are reviewed and adjusted, if appropriate, at each financial year-end.

ARO
The Group is legally required under various lease contracts to restore certain leased properties and leased aircraft to their original condition and to bear the cost of any dismantling and deinstallation at the end of the contract period. The Group recognizes the present value of these costs, and depreciates such on a straight-line basis over the EUL of the related property, plant and equipment or the contract period, whichever is shorter, or written off as a result of impairment of the related Property, Plant and Equipment account.

Goodwill
Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of the investee at the date of acquisition which is not identifiable to specific assets. Goodwill acquired in a business combination from the acquisition date is allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

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- is not larger than a segment based on either the Group's primary or secondary reporting format determined in accordance with PAS 14, *Segment Reporting*.

Following initial recognition, goodwill is measured at cost, less any accumulated impairment loss. Goodwill is reviewed for impairment annually or more frequently, if events or changes in circumstances indicate that the carrying value may be impaired (see further discussion under Impairment of Nonfinancial Assets).

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the costs of the business combination, the acquirer shall recognize immediately in the consolidated statement of income any excess remaining after reassessment.

Biological Assets
The biological assets of the Group are divided into two (2) major categories with sub-categories as follows:

Swine livestock
- Breeders (livestock bearer)
- Sucklings (breeders' offspring)
- Weanlings (comes from sucklings intended to be breeders or to be sold as fatteners)
- Fatteners/finishers (comes from weanlings unfit to become breeders; intended for the production of meat)

Poultry livestock
- Breeders (livestock bearer)
- Chicks (breeders' offspring intended to be sold as breeders)

A biological asset shall be measured on initial recognition and at each balance sheet date at its fair value less estimated point-of-sale costs, except for a biological asset where fair value is not clearly determinable. Agricultural produce harvested from an entity's biological assets shall be measured at its fair value less estimated point-of-sale costs.

The Group is unable to measure fair values reliably for its poultry livestock breeders in the absence of: (a) an available market determined prices or values; and (b) alternative estimates of fair values that are determined to be clearly reliable; thus, these biological assets are measured at cost less accumulated depreciation and impairment loss, if any. However, once the fair values become reliably measurable, the Group measures these biological assets at their fair values less estimated point-of-sale costs.

Agricultural produce is the harvested product of the Group's biological asset. A harvest occurs when agricultural produce is either detached from the bearer biological asset or when the asset's life processes of the agricultural produce ceases. A gain or loss arising on initial recognition of agricultural produce at fair value less estimated point-of-sale cost shall be included in the consolidated statement of income in the period in which it arises. The agricultural produce in swine livestock is the suckling that transforms into weanling then into fatteners/finishers, while the agricultural produce in poultry livestock is the hatched chick.

Biological assets at cost
The cost of an item of biological asset comprises its purchase price and any costs attributable in bringing the biological asset to its location and conditions intended by management.

Depreciation is computed using the straight-line method over the EUL of the biological assets, regardless of utilization. The EUL of biological assets is reviewed annually based on expected utilization as anchored on business plans and strategies that considers market behavior to ensure that the period of depreciation is consistent with the expected pattern of economic benefits from items of biological assets. The EUL of biological assets ranges from two (2) to three (3) years.

The carrying values of biological assets are reviewed for impairment, when events or changes in the circumstances indicate that the carrying values may not be recoverable (see further discussion under Impairment of Nonfinancial Assets).

Biological assets carried at fair values less estimated point-of-sale costs
Swine weanlings and fatteners/finishers are measured at their fair values less point-of-sale costs. The fair values are determined based on current market prices of livestock of similar age, breed and genetic merit. Point-of-sale costs include commissions to brokers and dealers, nonrefundable transfer taxes and duties. Point-of-sale costs exclude transport and other costs necessary to get the biological assets to the market.

A gain or loss on initial recognition of a biological asset at fair value less estimated point-of-sale costs and from a change in fair value less estimated point-of-sale costs of a biological asset is included in the consolidated statement of income in the period in which it arises.

Intangible Assets
Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are measured at cost less any accumulated amortization and impairment loss, if any. The useful lives of intangible assets with finite life are assessed at the individual asset level. Intangible assets with finite life are amortized over their useful lives. Periods and method of amortization for intangible assets with finite useful lives are reviewed annually or earlier when an indicator of impairment exists.

The EUL of intangible assets are assessed to be either finite or indefinite.

Intangible assets with finite lives are amortized over the EUL and assessed for impairment, whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the EUL or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite useful lives is recognized in the consolidated statement of income in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level (see further discussion under Impairment of Nonfinancial Assets). Such intangibles are not amortized. The useful life of an intangible asset with an indefinite useful life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Costs incurred to acquire computer software (not an integral part of its related hardware) and bring it to its intended use are capitalized as intangible assets. Costs directly associated with the development of identifiable computer software that generate expected future benefits to the Group are recognized as intangible assets. All other costs of developing and maintaining computer software programs are recognized as expense when incurred.

A gain or loss arising from derecognition of an intangible asset is measured as the difference between the net disposal proceeds and the carrying amount of the asset and is recognized in the consolidated statement of income when the asset is derecognized.

A summary of the policies applied to the Group's intangible assets follow:

| | Technology Licenses | Branch Licenses | Software Costs | Trademarks | |
				Nestlé Water Philippines, Inc.	Acesfood Network Pte. Ltd.
EUL	Finite (12 to 13.75 years)	Indefinite	Finite (5 years)	Finite (4 years)	Indefinite
Amortization method used	Amortized on a straight-line basis over the period of the license	No amortization	Amortized on a straight-line basis over the period of the license	Amortized on a straight-line basis	No amortization
Internally generated or acquired	Acquired	Acquired	Acquired	Acquired	Acquired

Deferred Subscriber Acquisition and Retention Costs

Subscriber acquisition costs primarily include handset and phonekit subsidies. Handset and phonekit subsidies represent the difference between the cost of handsets, accessories and SIM cards (included under Cost of Sales account in the consolidated statement of income), and the price offered to the subscribers (included under Sale of Telecommunications Services account in the consolidated statement of income). Retention costs for existing postpaid subscribers are in the form of free handsets.

Subscriber acquisition and retention costs pertaining to postpaid subscription are deferred and amortized over the base contract period, which ranges from eighteen (18) to twenty-four (24) months from the date in which they are incurred. Deferred subscriber acquisition and retention costs are shown under Other Noncurrent Assets account in the consolidated balance sheet. The related amortizations of subscriber acquisition costs are charged against current operations.

The Group performs an overall realizability test, in order to support the deferral of the subscriber acquisition costs. An overall realizability test is done by determining the minimum contractual revenue after deduction of direct costs associated with the service contract over the base contract period. Costs are deferred and amortized, if there is a nonrefundable contract or a reliable basis for estimating net cash inflows under a revenue-producing contract which exists to provide a basis for recovery of incremental direct costs.

Impairment of Nonfinancial Assets

This accounting policy applies primarily to the Group's property and equipment (see Note 16), investment properties, investments in associates and joint ventures (see Note 14), and intangible assets with finite lives.

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The Group assesses at each reporting date whether there is an indication that its nonfinancial assets may be impaired. When an indicator of impairment exists or when an annual impairment testing for an asset is required, the Group makes a formal estimate of recoverable amount. Recoverable amount is the higher of an asset's (or cash-generating unit's) fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is assessed as part of the cash-generating unit to which it belongs. Where the carrying amount of an asset (or cash-generating unit) exceeds its recoverable amount, the asset (or cash-generating unit) is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit).

Impairment losses of continuing operations are recognized under Impairment Losses and Others account in the consolidated statement of income.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income. After such a reversal, the depreciation expense is adjusted in future years to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining life.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill
Goodwill is reviewed for impairment, annually or more frequently, if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount to which goodwill has been allocated, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit (or group of cash-generating units) and part of the operation within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative fair values of the operation disposed of and the portion of the cash-generating unit retained. Impairment losses relating to goodwill cannot be reversed in future periods.

Biological assets at cost
The carrying values of biological assets are reviewed for impairment when events or changes in the circumstances indicate that the carrying values may not be recoverable.

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Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually, either individually or at the cash-generating level, as appropriate.

Investments in associates and joint ventures

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss of the Group's investments in its associates and joint ventures are impaired. If this is the case, the Group calculates the amount of impairment as being the difference between the fair value of the associate and the acquisition cost and recognizes the amount in the consolidated statement of income.

Short-term and Long-term Debt

All loans and borrowings are initially recognized at the fair value of the consideration received, less directly attributable debt issuance costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized or impaired, as well as through the amortization process.

Debt Issuance Costs

Debt issuance costs were amortized using the effective interest method and unamortized debt issuance costs are offset against the related carrying value of the loan in the balance sheet. When a loan is paid, the related unamortized debt issuance costs at the date of repayment are charged against current operations (see accounting policy on Financial Instruments).

Cumulative Redeemable Preferred Shares

Cumulative redeemable preferred shares that exhibit characteristics of a liability are recognized as a liability in the consolidated balance sheet. The corresponding dividends on those shares are charged as interest expense in the consolidated statement of income. Upon issuance, cumulative redeemable preferred shares are carried as a noncurrent liability on the amortized cost basis until extinguished on redemption.

Treasury Shares

Treasury shares are recorded at cost and are presented as a deduction from equity. When the shares are retired, the capital stock account is reduced by its par value. The excess of cost over par value upon retirement is debited to the following accounts in the order given: (a) additional paid-in capital to the extent of the specific or average additional paid-in capital when the shares were issued, and (b) retained earnings. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of the Group's own equity instruments.

Provisions

Provisions are recognized when: (a) the Group has a present obligation (legal or constructive) as a result of a past event; (b) it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If the effect of the time value of money is

material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense under Financing Costs and Other Charges account in the consolidated statement of income. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

Pension Costs

Pension cost is actuarially determined using the projected unit credit method. This method reflects services rendered by employees up to the date of valuation and incorporates assumptions concerning employees' projected salaries. Actuarial valuations are conducted with sufficient regularity, with option to accelerate when significant changes to underlying assumptions occur. Pension cost includes current service cost, interest cost, expected return on any plan assets, actuarial gains and losses and the effect of any curtailments or settlements.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are credited to or charged against income when the net cumulative unrecognized actuarial gains and losses at the end of the previous period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. The excess actuarial gains or losses are recognized over the average remaining working lives of the employees participating in the plan.

The asset or liability recognized in the consolidated balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation as of the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The value of any asset is restricted to the sum of any past service cost not yet recognized and the present value of the any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. The defined benefit obligation is calculated annually by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using risk-free interest rates that have terms to maturity approximating the terms of the related pension liability.

Share-Based Payment Transactions

Digitel has a stock option plan for the granting of nontransferable options to management and employees of Digitel, whereby they are granted the option to purchase a fixed number of shares of stock at a stated price during a specified period. Options will be recorded at fair value at grant date.

In 2007, the BOD of CAI approved the Executive Stock Option Plan (ESOP) and Employee Share Purchase Plan (ESPP), in order to provide a mechanism for eligible employees of CAI to acquire shares.

No options have been awarded pending approval of the Philippine Securities and Exchange Commission (SEC) of the above-indicated plans. Once approved, options granted will be accounted for under PFRS 2, *Share-based Payment*, and related Philippine Interpretations.

Income Taxes

Current tax
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted as of the balance sheet date.

Deferred income tax
Deferred income tax is provided using the balance sheet liability method on all temporary differences, with certain exceptions, at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, with certain exceptions. Deferred income tax assets are recognized for all deductible temporary differences with certain exceptions, and carryforward benefits of unused tax credits from excess minimum corporate income tax (MCIT) over regular corporate income tax and unused net operating loss carryover (NOLCO), to the extent that it is probable that taxable income will be available against which the deductible temporary differences and carryforward benefits of unused tax credits from excess MCIT and unused NOLCO can be utilized.

Deferred income tax assets are not recognized when they arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of transaction, affects neither the accounting income nor taxable income or loss. Deferred income tax liabilities are not provided on nontaxable temporary differences associated with investments in domestic subsidiaries, associates and interests in joint ventures. With respect to investments in foreign subsidiaries and associates, and interests in joint ventures, deferred income tax liabilities are recognized except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amounts of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date, and are recognized to the extent that it has become probable that future taxable income will allow the deferred income tax asset to be recognized.

Deferred income tax assets and liabilities are measured at the tax rate that is expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as of balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of income.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities, and the deferred taxes relate to the same taxable entity and the same taxation authority.

Leases

The determination of whether an arrangement is or contains a lease, is based on the substance of the arrangement at inception date, and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets, and the arrangement conveys a right to use the asset. A reassessment is made after inception of the lease only if one (1) of the following applies:

a. there is a change in contractual terms, other than a renewal or extension of the arrangement;

b. a renewal option is exercised or an extension granted, unless that term of the renewal or extension was initially included in the lease term;

c. there is a change in the determination of whether fulfillment is dependent on a specified asset; or

d. there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for any of the scenarios above, and at the date of renewal or extension period for the second scenario.

Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments and included under Property, Plant and Equipment account with the corresponding liability to the lessor included under Long-term Debt account. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recorded directly to the consolidated statement of income.

Capitalized leased assets are depreciated over the shorter of the EUL of the assets or the respective lease terms, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statement of income on a straight-line basis over the lease term.

Group as a lessor

Leases where the Group does not transfer substantially all the risk and benefits of ownership of the assets are classified as operating leases. Initial direct costs incurred in negotiating operating leases are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as the rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Borrowing Costs

Borrowing costs are generally expensed as incurred. Interest and other finance costs incurred during the construction period on borrowings used to finance property development are capitalized to the appropriate asset accounts. Capitalization of borrowing costs commences when the activities to prepare the asset are in-progress and expenditures and borrowing costs are being incurred. The capitalization of these borrowing costs ceases when substantially all the activities necessary to prepare the asset for sale or its intended use are complete. If the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Capitalized borrowing cost is based on the applicable weighted average borrowing rate.

Interest expense on loans is recognized using the effective interest rate method over the term of the loans.

Foreign Currency Translation/Transactions

The functional and presentation currency of the Parent Company and its Philippine subsidiaries is the Philippine Peso.

Except for certain consolidated foreign subsidiaries within the URC group, the functional currency of the other consolidated foreign subsidiaries is the US Dollar. The functional currencies of the other consolidated foreign subsidiaries of URC include the Hong Kong Dollar, Chinese Yuan, Singapore Dollar, Thai Baht, Malaysian Ringgit, Indonesian Rupiah and Vietnam Dong.

Each entity in the Group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated statement of income, with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognized in the consolidated statement of income. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in equity. Nonmonetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Nonmonetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

As of reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the Group at the rate of exchange ruling at the balance sheet date, and their respective statements of income are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation shall be recognized in the consolidated statement of income.

Earnings Per Share (EPS)

Basic EPS is computed by dividing net income applicable to common stock (net income less dividends on preferred stock) by the weighted average number of common shares issued and outstanding during the year, adjusted for any subsequent stock dividends declared.

Diluted EPS amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent (after deducting interest on the convertible preferred shares, if any) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Segment Reporting
The Group's operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. Financial information on business segments is presented in Note 6 to the consolidated financial statements.

Contingent Liabilities and Contingent Assets
Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events
Any post-period event that is not an adjusting event is disclosed in the notes to the consolidated financial statements, when material.

3. **Significant Accounting Estimates and Judgments**

The preparation of the consolidated financial statements in compliance with PFRS requires the Group to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses and disclosure of contingent assets and contingent liabilities. Future events may occur which will cause the assumptions used in arriving at the estimates to change. The effects of any change in estimates are reflected in the consolidated financial statements, as they become reasonably determinable.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments
In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations which have the most significant effect on the amounts recognized in the consolidated financial statements:

Classification of financial instruments
The Group exercises judgment in classifying a financial instrument, or its component parts, on initial recognition as either a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial asset, a financial liability or an equity instrument. The substance of a financial instrument, rather than its legal form, governs its classification in the consolidated balance sheet.

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In addition, the Group classifies financial assets by evaluating, among others, whether the asset is quoted or not in an active market. Included in the evaluation on whether a financial asset is quoted in an active market is the determination on whether quoted prices are readily and regularly available, and whether those prices represent actual and regularly occurring market transactions on an arm's length basis.

Determination of fair values of financial instruments
The Group carries certain financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgment. While significant components of fair value measurement were determined using verifiable objective evidence (i.e. foreign exchange rates, interest rates, volatility rates), the amount of changes in fair value would differ if the Group utilized different valuation methodologies and assumptions. Any changes in fair value of these financial assets and liabilities would affect profit and loss and equity.

Where the fair values of certain financial assets and financial liabilities recorded in the consolidated balance sheet cannot be derived from active markets, they are determined using internal valuation techniques using generally accepted market valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, estimates are used in establishing fair values. The judgments include considerations of liquidity and model inputs such as correlation and volatility for longer dated derivatives.

Classification of HTM investments
The Group classifies nonderivative financial assets with fixed or determinable payments and fixed maturity as HTM investments. This classification requires significant judgment. In making this judgment, the Group evaluates its intention and ability to hold such investments to maturity. If the Group fails to keep these investments to maturity other than in certain specific circumstances, the Group will be required to reclassify the entire portfolio as AFS investments. Consequently, the investments would therefore be measured at fair value and not at amortized cost.

Classification of leases
Management exercises judgment in determining whether substantially all the significant risks and rewards of ownership of the leased assets are transferred to the Group. Lease contracts, which transfer to the Group substantially all the risks and rewards incidental to ownership of the leased items, are capitalized. Otherwise, they are considered as operating leases.

The Group has certain lease agreements covering certain telecommunications equipment and passenger aircraft where the lease terms approximate the EUL of the assets, and provide for an option to purchase or transfer of ownership at the end of the lease. These leases are classified by the Group as finance leases.

The Group has also entered into commercial property leases on its investment property portfolio. The Group has determined that it retains all significant risks and rewards of ownership of these properties which are leased out on operating leases.

Distinction between investment properties and owner-occupied properties
The Group determines whether a property qualifies as investment property. In making its judgment, the Group considers whether the property generates cash flows largely independent of the other assets held by an entity. Owner-occupied properties generate cash flows that are attributable not only to property but also to the other assets used in the production or supply process.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions cannot be sold separately, the property is accounted for as investment property, only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. Judgment is applied in determining whether ancillary services are so significant that a property does not qualify as an investment property. The Group considers each property separately in making its judgment.

Impairment of AFS equity investments
The Group treats AFS equity investments as impaired, when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is 'significant' or 'prolonged' requires judgment. The Group treats 'significant' generally as twenty (20) percent or more and 'prolonged' as greater than six (6) months for quoted equity securities. In addition, the Group evaluates other factors, including normal volatility in share price for quoted equities and the future cash flows and the discount factors for unquoted equities

Valuation of unquoted equity investments
Valuation of unquoted equity investments is normally based on one (1) of the following: (a) recent arm's length market transactions; (b) current fair value of another instrument that is substantially the same; (c) the expected cash flows discounted at current rates applicable for terms with similar terms and risk characteristics; or (d) other valuation models. The determination of cash flows and discount factors for unquoted equity investments requires significant estimation. The Group calibrates the valuation techniques and tests them for validity, by using prices from observable current market transactions in the same instrument or from other available observable market data.

Contingencies
The Group is currently involved in certain legal proceedings. The estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling the defense in these matters and is based upon an analysis of potential results. The Group currently does not believe these proceedings will have a material effect on the Group's financial position. It is possible, however, that future results of operations could be materially affected by changes in the estimates or in the effectiveness of the strategies relating to these proceedings.

Estimates
The key assumptions concerning the future and other sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Revenue and cost recognition

The Group's revenue recognition policies require use of estimates and assumptions that may affect the reported amounts of revenue and costs.

- Rendering of telecommunications services

  The Group's postpaid telecommunications service arrangements include fixed monthly charges which are recognized over the subscription period on a pro-rata basis. The Group bills the postpaid subscribers throughout the month according to the bill cycles of subscribers. As a result of the bill-cycle cut-off, service revenue earned but not yet billed at end of the month are estimated and accrued. These estimates are based on actual usage less estimated free usage using historical ratio of free over billable usage. There is no assurance that the Group's use of estimates may not result in material adjustments in future periods.

- Sale of real estate

  Selecting an appropriate revenue recognition method for a particular real estate sale transaction requires certain judgment based on, among others: (a) buyer's commitment on the sale which may be ascertained through the significance of the buyer's initial investment; and (b) stage of completion of the project.

  The Group's revenue from real estate sales are recognized based on the percentage-of-completion and the completion rate is measured principally on the basis of the estimated completion of a physical proportion of the contract work, and by reference to the actual costs incurred to date over the estimated total costs of the project.

Estimation of allowance for impairment loss on trade and other receivables

The Group maintains allowances for impairment loss on trade and other receivables at a level considered adequate to provide for potential uncollectible receivables. The level of this allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. These factors include, but are not limited to, the length of relationship with the customer, the customer's payment behavior and known market factors. The Group reviews the age and status of the receivables, and identifies accounts that are to be provided with allowances on a continuous basis. The Group provides full allowance for trade and other receivables that it deems uncollectible.

The amount and timing of recorded expenses for any period would differ if the Group made different judgments or utilized different estimates. An increase in the allowance for impairment loss on trade and other receivables would increase recorded operating expenses and decrease current assets.

Determination of NRV of inventories

The Group, in determining the NRV, considers any adjustment necessary for obsolescence which is generally provided 100% for nonmoving items for more than one (1) year. The Group adjusts the cost of inventory to the recoverable value at a level considered adequate to reflect market decline in the value of the recorded inventories. The Group reviews the classification of the inventories and generally provides adjustments for recoverable values of new, actively sold and slow-moving inventories by reference to prevailing values of the same inventories in the market.

The amount and timing of recorded expenses for any period would differ if different judgments were made or different estimates were utilized. An increase in inventory obsolescence and market decline would increase recorded operating expenses and decrease current assets.

Estimation of ARO

The Group is legally required under various contracts to restore certain leased property and leased aircraft to its original condition and to bear the costs of dismantling and deinstallation at the end of the contract period. These costs are accrued based on an internal estimate which incorporates estimates on amount of asset retirement costs, third party margins and interest rates. The Group recognizes present value of these costs as part of the balance of the related Property and Equipment accounts, and depreciates such on a straight-line basis over the EUL of the related asset. The present value of dismantling or restoration costs is computed based on an average credit adjusted risk free rate of 10%. Assumptions used to compute ARO are to be reviewed and updated annually.

The amount and timing of recorded expenses for any period would differ if different judgments were made or different estimates were utilized. An increase in ARO would increase recorded operating expenses and increase noncurrent liabilities.

Estimation of useful lives of property, plant and equipment and investment properties

The Group estimated the useful lives of its property, plant and equipment and investment properties based on the period over which the assets are expected to be available for use. The EUL of property, plant and equipment and investment properties are reviewed at least annually and are updated, if expectations differ from previous estimates due to physical wear and tear and technical or commercial obsolescence on the use of these assets. It is possible that future results of operations could be materially affected by changes in these estimates brought about by changes in factors mentioned above. A reduction in the EUL of property, plant and equipment and investment properties would increase depreciation and amortization expense and decrease noncurrent assets.

Estimation of fair values less estimated point-of-sale costs of biological assets

The fair values are determined based on current market prices of livestock of similar age, breed and genetic merit. Point-of-sale costs include commissions to brokers and dealers, nonrefundable transfer taxes and duties. Point-of-sale costs exclude transport and other costs necessary to get the biological assets to the market. The fair values are reviewed and updated, if expectations differ from previous estimates due to changes brought by both physical change and price changes in the market. It is possible that future results of operations could be materially affected by changes in these estimates brought about by the changes in factors mentioned.

Estimation of pension and other benefits costs

The determination of the obligation and cost of pension and other employee benefits is dependent on the selection of certain assumptions used in calculating such amounts. Those assumptions include, among others, discount rates, expected returns on plan assets and salary increase rates. Actual results that differ from the Group's assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods.

While the Group believes that the assumptions are reasonable and appropriate, significant differences between actual experiences and assumptions may materially affect the cost of employee benefits and related obligations.

The Group also estimates other employee benefits obligation and expense, including the cost of paid leaves based on historical leave availments of employees, subject to the Group's policy. These estimates may vary depending on the future changes in salaries and actual experiences during the year.

Assessment of impairment of nonfinancial assets

The Group assesses the impairment of assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The factors that the Group considers important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;

- significant changes in the manner of use of the acquired assets or the strategy for overall business; and

- significant negative industry or economic trends.

In determining the present value of estimated future cash flows expected to be generated from the continued use of the assets, the Group is required to make estimates and assumptions that can materially affect the consolidated financial statements.

Recognition of deferred income tax assets

The Group reviews the carrying amounts of deferred income taxes at each balance sheet date and reduces deferred income tax assets to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. However, there is no assurance that the Group will generate sufficient taxable income to allow all or part of deferred income tax assets to be utilized.

The Group has certain subsidiaries which enjoy the benefits of an income tax holiday (ITH). As such, no deferred income tax assets were set up on certain gross deductible temporary differences that are expected to reverse or expire within the ITH period.

4. Financial Risk Management Objectives and Policies

The Group's principal financial instruments, other than derivatives, comprise cash and cash equivalents and interest-bearing loans and borrowings. The main purpose of these financial instruments is to finance the Group's operations and related capital expenditures. The Group has various other financial assets and financial liabilities, such as trade receivables and payables which arise directly from its operations. The Parent Company and certain subsidiaries are counterparties to derivative contracts, such as currency forwards, cross currency swaps, credit default swaps, equity options, currency options and commodity options. These derivatives are entered into as a means of reducing or managing their respective foreign exchange and interest rate exposures, as well as for trading purposes.

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The BODs of the Parent Company and its subsidiaries review and approve policies for managing each of these risks and they are summarized below, together with the related risk management structure.

Risk Management Structure

The Group's risk management structure is closely aligned with that of the Parent Company. The BOD of the Parent Company and the respective BODs of each subsidiary are ultimately responsible for of the oversight of the Group's risk management processes that involve identifying, measuring, analyzing, monitoring and controlling risks.

The risk management framework encompasses environmental scanning, the identification and assessment of business risks, development of risk management strategies, design and implementation of risk management capabilities and appropriate responses, monitoring risks and risk management performance, and identification of areas and opportunities for improvement in the risk management process.

Each BOD has created the board-level Audit Committee (AC) to spearhead the managing and monitoring of risks.

AC

The AC shall assist the Group's BOD in its fiduciary responsibility for the over-all effectiveness of risk management systems, and both the internal and external audit functions of the Group. Furthermore, it is also the AC's purpose to lead in the general evaluation and to provide assistance in the continuous improvements of risk management, control and governance processes.

The AC also aims to ensure that:

a. financial reports comply with established internal policies and procedures, pertinent accounting and audit standards and other regulatory requirements;

b. risks are properly identified, evaluated and managed, specifically in the areas of managing credit, market, liquidity, operational, legal and other risks, and crisis management.

c. audit activities of internal and external auditors are done based on plan, and deviations are explained through the performance of direct interface functions with the internal and external auditors; and

d. the Group's BOD is properly assisted in the development of policies that would enhance the risk management and control systems.

Enterprise Risk Management Group (ERMG)

To systematize the risk management within the Group, the ERMG was created to be primarily responsible for the execution of the enterprise risk management framework. The ERMG's main concerns include:

a. recommending of risk policies, strategies, principles, framework and limits;

b. managing fundamental risk issues and monitoring of relevant risk decisions;

c. providing support to management in implementing the risk policies and strategies; and

d. developing a risk awareness program.

Support groups have likewise been created to explicitly manage on a day-to-day basis specific types of risks like trade receivables, supplier management, etc.

Compliance with the principles of good corporate governance is also one (1) of the objectives of the BOD. To assist the BOD in achieving this purpose, the BOD has designated a Compliance Officer who shall be responsible for monitoring the actual compliance with the provisions and requirements of the Corporate Governance Manual and other requirements on good corporate governance, identifying and monitoring control compliance risks, determining violations, and recommending penalties on such infringements for further review and approval of the BOD, among others.

Risk Management Policies

The main risks arising from the use of financial instruments are foreign currency risk, credit risk, liquidity risk, price risk on biological assets, commodity price risk, equity price risk and interest rate risk. The Group's policies for managing the aforementioned risks are summarized below.

Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a foreign currency other than the functional currency in which they are measured.

The Group has transactional currency exposures. Such exposures arise from sales and purchases in currencies other than the entities' functional currency. .

The Group does not have any foreign currency hedging arrangements.

Credit risk

The Group trades only with recognized, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

a. Risk concentrations of the maximum exposure to credit risk

Concentrations arise when a number of counterparties are engaged in similar business activities or activities in the same geographic region or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group's performance to developments affecting a particular industry or geographical location. Such credit risk concentrations, if not properly managed, may cause significant losses that could threaten the Group's financial strength and undermine public confidence.

The Group's policies and procedures include specific guidelines to focus on maintaining a diversified portfolio. In order to avoid excessive concentrations of risk, identified concentrations of credit risks are controlled and managed accordingly.

b. Impairment assessment

The Group recognizes impairment losses based on the results of the specific/individual and collective assessment of its credit exposures. Impairment has taken place when there is a presence of known difficulties in the servicing of cash flows by counterparties, infringement of the original terms of the contract has happened, or when there is an inability to pay principal or interest overdue beyond a certain threshold. These and the other factors, either singly or in tandem with other factors, constitute observable events and/or data that meet the definition of an objective evidence of impairment.

The two methodologies applied by the Group in assessing and measuring impairment include: (1) specific/individual assessment; and (2) collective assessment.

Under specific/individual assessment, the Group assesses each individually significant credit exposure for any objective evidence of impairment, and where such evidence exists, accordingly calculates the required impairment. Among the items and factors considered by the Group when assessing and measuring specific impairment allowances are: (a) the timing of the expected cash flows; (b) the projected receipts or expected cash flows; (c) the going concern of the counterparty's business; (d) the ability of the counterparty to repay its obligations during financial crises; (e) the availability of other sources of financial support; and (f) the existing realizable value of collateral. The impairment allowances, if any, are evaluated as the need arises, in view of favorable or unfavorable developments.

With regard to the collective assessment of impairment, allowances are assessed collectively for losses on receivables that are not individually significant and for individually significant receivables when there is no apparent evidence or not yet objective of individual impairment. A particular portfolio is reviewed on a periodic basis, in order to determine its corresponding appropriate allowances. The collective assessment evaluates and estimates the impairment of the portfolio in its entirety even though there is no objective evidence of impairment on an individual assessment. Impairment losses are estimated by taking into consideration the following deterministic information: (a) historical losses/write offs; (b) losses which are likely to occur but has not yet occurred; and (c) the expected receipts and recoveries once impaired.

Liquidity risk

The Group seeks to manage its liquidity profile to be able to service its maturing debts and to finance capital requirements. The Group maintains a level of cash and cash equivalents deemed sufficient to finance operations. As part of its liquidity risk management, the Group regularly evaluates its projected and actual cash flows. It also continuously assesses conditions in the financial markets for opportunities to pursue fund-raising activities. Fund-raising activities may include bank loans and capital market issues both onshore and offshore.

Price risk on biological assets

The Group is exposed to risks arising from changes in prices of livestock and meat products. The Group does not anticipate that livestock and meat products will decline significantly in the foreseeable future and, therefore, has not entered into derivative or other contracts to manage the

risk of a decline in market prices. The Group reviews its outlook for market prices regularly in considering the need for active financial risk management.

Commodity price risk
The Group enters into commodity derivatives to manage its price risks on fuel purchases. Commodity hedging allows stability in prices, thus offsetting the risk of volatile market fluctuations. Depending on the hedge cover, the price changes on the commodity derivative positions are offset by higher or lower purchase costs on fuel.

The Group manages its commodity price risk through fuel surcharges which are approved by the Philippine Civil Aeronautics Board (CAB), a fuel hedge that protects about the Group's fuel usage from volatile price fluctuations, and certain operational adjustments in order to conserve fuel use in the way the aircraft is operated.

Interest rate risk
The Group's exposure to market risk for changes in interest rates relates primarily to the Parent Company's and its subsidiaries' long-term debt obligations. The Group's policy is to manage its interest cost using a mix of fixed and variable rate debt.

5. Business Segment Information

The Group's operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The industry segments where the Group operates are as follows:

- Food, agro-industrial and commodities businesses - manufacturing of snack foods, granulated coffee and pre-mixed coffee, chocolates, candies, biscuits, instant noodles, ice cream and frozen novelties, pasta and tomato-based products and canned beans; raising of hog, chicken and manufacturing and distribution of animal feeds, corn products and vegetable oil and the synthesis of veterinary compound; and sugar milling and refining and flour milling.

- Air transportation - air transport services, both domestic and international.

- Telecommunications - service provider of voice and data telecommunications services which include international gateway facilities, a local exchange network and traditional business services (fax, telex, leased lines and other value-added network products, value-added network provider using electronics data interchange).

- Real estate and hotels - ownership, development, leasing and management of shopping malls and retail developments; ownership and operation of prime hotels in major Philippine cities; development, sale and leasing of office condominium space in office buildings and mixed use developments including high rise residential condominiums; and development of land into residential subdivisions and sale of subdivision lots and residential houses and the provision of customer financing for sales.

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- Petrochemicals - manufacturer of polyethylene (PE) and polypropylene (PP), and other industrial chemicals.

- International capital and financial services - thrift banking operations; foreign exchange and securities dealing; and offshore financial institutions.

- Other supplementary businesses - insurance brokering

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects is measured differently from operating profit or loss in the consolidated financial statements. Group financing (including finance costs and revenue) and income taxes are managed on a group basis and are not allocated to operating segments. Transfer prices between operating segments are on an arm's length basis in a manner similar to transactions with third parties.

The Group's business segment information follows:

	REVENUES		EXPENSES	
	2008	2007	2008	2007
Foods	₱32,392,483	₱27,481,008	₱31,751,532	₱24,704,369
Air transportation	13,976,504	10,891,837	15,845,285	8,415,745
Telecommunications	7,717,934	6,068,524	9,075,358	6,182,560
Real estate and hotels	7,774,299	5,954,892	6,506,083	4,863,736
Petrochemicals	6,939,822	2,567,496	7,269,889	3,116,073
Other Supplementary	40,744	36,044	34,262	29,122
Parent/International				
capital and financial services	4,654,349	4,670,573	3,502,246	3,321,849
Adjustment/elimination	(4,721,120)	4,274,123	(5,810,386)	5,915,175
	68,775,015	61,944,497	68,174,269	56,548,629
Discontinued operations				
Textile	-	391,505	(100,900)	716,373
Printing	-	-	-	-
	₱68,775,015	₱62,336,002	₱68,073,369	₱57,265,002

	NET INCOME		SEGMENT ASSETS	
	2008	2007	**2008**	2007
Foods	**₱640,951**	₱2,776,638	**₱61,166,763**	₱57,055,782
Air transportation	**(1,868,781)**	2,476,092	**28,509,480**	23,910,164
Telecommunications	**(1,357,424)**	(114,036)	**70,878,173**	61,272,838
Real estate and hotels	**1,268,216**	1,091,156	**38,936,592**	35,907,379
Petrochemicals	**(330,067)**	(548,577)	**6,201,714**	5,591,104
Other Supplementary	**6,482**	6,923	**210,216**	243,069
Parent/International				
capital and financial services	**1,152,103**	1,348,724	**163,199,077**	156,768,520
Adjustment/elimination	**1,089,266**	(1,641,052)	**(123,058,731)**	(118,628,344)
	600,746	5,395,868	**246,043,284**	222,120,512
Discontinued operations				
Textile	**100,900**	(324,868)	**368,625**	2,899,586
Printing		-		833
	₱701,646	₱5,071,000	**₱246,411,909**	₱225,021,201

	SEGMENT LIABILITIES		NET ASSETS (EQUITY + MI)	
	2008	2007	**2008**	2007
Foods	**₱27,223,436**	₱22,777,791	**₱33,943,327**	₱34,277,991
Air transportation	**25,633,255**	20,502,586	**2,876,225**	3,407,578
Telecommunications	**70,536,143**	59,604,882	**342,029**	1,667,956
Real estate and hotels	**16,986,171**	15,241,653	**21,950,422**	20,665,727
Petrochemicals	**7,255,873**	6,259,474	**(1,054,159)**	(668,370)
Other Supplementary	**150,378**	169,106	**59,838**	73,963
Parent/International				
capital and financial services	**92,956,268**	88,335,499	**70,242,809**	68,433,020
Adjustment/elimination	**(91,776,118)**	(84,146,230)	**(31,282,613)**	(34,482,114)
	148,965,406	128,744,761	**97,077,878**	93,375,751
Discontinued operations				
Textile	**13,156**	902,561	**355,469**	1,997,295
Printing	**-**	15,326	**-**	(14,493)
	₱148,978,562	₱129,662,648	**₱97,433,347**	₱95,358,553

6. Cash and Cash Equivalents

This account consists of:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
Cash on hand and in banks	**₱3,021,070**	₱3,029,415
Cash equivalents	**4,851,738**	10,288,424
	₱7,872,808	₱13,317,839

Cash in banks earns interest at the respective bank deposit rates. Cash equivalents, which represent money market placements, are made for varying periods depending on the immediate cash requirements of the Group, and earn interest at the respective short-term investment rates.

55

Cash and cash equivalents of Robinsons Savings Bank Corporation (RSBC), a wholly owned subsidiary of JG Summit Capital Services Corp., amounted to ₱1.5 billion and ₱2.8 billion as of June 30, 2008 and December 31, 2007, respectively.

7. Receivables

This account consists of:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
Trade receivables	₱12,213,371	₱11,889,593
Finance receivables - net of unearned discounts	6,649,855	5,366,984
Due from related parties	2,640,586	2,661,334
Interest receivable	483,803	702,667
Other receivables	1,691,811	1,284,162
	23,679,426	21,904,740
Less allowance for impairment loss	4,471,208	4,390,002
	₱19,208,218	₱17,514,738

Trade Receivables
Trade receivables are noninterest-bearing and generally have thirty (30) to ninety (90) days terms.

Finance Receivables
Finance receivables represent receivables from customers of RSBC.

Aging Analysis
The aging analysis of the Group's receivables as of September 30, 2008 follow:

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
Trade Receivables	₱12,213,371	₱9,372,643	₱2,840,728
Less: Allowance for impairment loss	(4,471,208)	(2,176,642)	(2,294,566)
Net Trade Receivables	7,742,163	7,196,001	546,162
Non-trade Receivables			
Finance Receivables	6,649,855	6,649,855	-
Others	4,816,200	3,490,562	1,325,638
	11,466,055	10,140,417	1,325,638
	₱19,208,218	₱17,336,418	₱1,871,800

8. Inventories

This account consists of inventories held:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
At cost:		
Raw materials	₱4,709,352	₱2,425,149
Finished goods	3,243,634	2,467,585
	7,952,986	4,892,734
At NRV:		
Spare parts, packaging materials and other supplies	₱3,456,225	₱2,530,649
Work-in-process	481,716	175,965
Subdivision land and condominium and residential units for sale	2,375,659	1,966,787
By-products	33,771	26,117
	6,347,371	4,699,518
Materials in-transit	2,039,708	709,339
	₱16,340,065	₱10,301591

9. Accounts Payable and Accrued Expenses

This account consists of:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
Deposit liabilities	₱9,650,106	₱10,301,718
Accrued expenses	7,035,002	7,157,213
Trade payables	7,794,562	6,364,208
Due to related parties	2,118,290	2,434,542
Withholding taxes payable	194,212	226,270
Dividends payable	6,000	4,671
Other payables	1,114,044	1,017,423
	₱27,912,216	₱27,506,045

Deposit Liabilities
Deposit liabilities represent the savings, demand and time deposit liabilities of RSBC.

Accrued Expenses
Accrued expenses and other payables include accruals for interest and various expenses.

Trade Payables
Trade payables which consist mostly of payables related to the purchase of inventories are noninterest-bearing and are normally settled on sixty (60)-day terms.

10. Short-term Debt

Short-term debt consists of:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
Parent Company:		
Philippine Peso - with interest rates ranging from 4.53% to 6.1% per annum in 2008 and 2007	₱-	₱3,428,500
Subsidiaries:		
Foreign currencies - with interest rates ranging from 1.95% to 3.84% per annum in 2008 and from 2.72% to 5.95% per annum in 2007	₱13,334,503	13,120,809
Philippine Peso - with interest rates ranging from 5.93% to 7.50% per annum in 2008 and 2007	9,269,181	426,400
	22,603,684	13,547,209
	₱22,603,684	₱16,975,709

11. Long-term Debt

Long-term debt (net of debt issuance costs) consists of:

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
Parent Company:		
Foreign currencies:		
Bayerische HypoVereinsbank AG (HypoVereinsbank) loan	₱2,590,531	₱2,895,835
Philippine Peso:		
HSBC	4,270,189	-
	6,860,720	2,895,835
Subsidiaries:		
Foreign currencies:		
JGSPL US$300 million 8.25% guaranteed notes	-	11,991,682
URC Philippines, Limited (URCPL) US$125 million 9% guaranteed notes	-	4,912,482
URC HypoVereinsbank term loan facilities	59,587	214,084
URC Bangkok bank term loan	119,311	280,577
URC US$200 million 8.25 % guaranteed notes	8,938,287	8,958,806
JGSPL US$300 million 8% guaranteed notes	12,264,876	10,752,996
Digitel zero coupon convertible bonds	2,147	1,795
JGSPL US$300 million term loan	13,930,487	-
Digitel term loan facilities	10,119,854	5,943,717
CAI commercial loan from foreign banks	3,511,888	2,803,449
CAI export credit loan agreement	12,220,664	9,595,605
Suppliers' credit agreements	-	7,996
Minimum capacity purchase agreement	70,575	61,920
	61,237,676	55,525,109

(Forward)

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
Philippine Peso:		
URC 5-year Metrobank loan	–	–
RLC ₱1,000 million bonds	–	1,000,000
RLC ₱1,000 million loan facility	340,000	560,000
Philippine Sugar Corporation restructured loan	46,395	52,353
RLC ₱2,000 million loan facility	2,000,000	3,000,000
RLC ₱3,000 million loan facility	3,000,000	3,000,000
	5,386,395	4,612,353
	73,484,791	63,033,297
Less current portion	4,510,289	21,443,503
	₱68,974,502	₱41,589,794

The exchange rates used to restate the foreign currency borrowings were ₱47.05 to US$1.00 and ₱41.28 to US$1.00 as of September 30, 2008 and December 31, 2007, respectively, except for the foreign currency borrowings of certain subsidiaries with fiscal year ending September 30, which were restated at ₱44.90 and ₱45.04 to US$1.00 as of June 30, 2008 and September 30, 2007, respectively.

Certain loan agreements contain provisions which, among others, require the maintenance of specified financial ratios at certain levels and impose negative covenants which, among others, prohibit a merger or consolidation with other entities, dissolution, liquidation or winding-up except with any of its subsidiaries; prohibit purchase or redemption of any issued shares or reduction of registered and paid-up capital or distribution of assets resulting in capital base impairment.

12. Cumulative Redeemable Preferred Shares

As of September 30, 2008 and December 31, 2007, the details as to the number of preferred shares of the Parent Company follow:

Authorized	2,000,000,000
Issued:	
11.75% preferred stock, ₱1.00 par value	171,900,000
12.00% preferred stock, ₱1.00 par value	255,000,000
	426,900,000

The preferred shares are nonconvertible, nonvoting, nonparticipating, cumulative and redeemable. Such shares enjoy preference in case of liquidation but are excluded from the preemptive rights in the issuance of preferred and common shares.

On July 27 and August 2, 2004, the Parent Company's BOD authorized the offer and issuance of 255,000,000 and 171,900,000 redeemable preferred shares, respectively. The issuances were designated as Tranche 1 Series A and Tranche 2 Series A, respectively. On said dates, the BOD further resolved that the preferred stock shall have a par value of ₱1.00 per share and an issue price of ₱5.00 per share, and shall be redeemed on the fifth year from issue date. The dividend rate shall be 12.00% and 11.75% respectively, and shall be payable quarterly until final redemption. The Parent Company shall establish a sinking fund for the preferred stock and for the

sole purpose of providing funds to pay the redemption value amounting to ₱3.9 billion, not later than thirty (30) days after issue date.

13. Equity

As of September 30, 2008 and December 31, 2007, the details of the Parent Company's common stock follow:

Authorized shares	12,850,800,000
Par value per share	₱1.00
Issued	6,895,273,657

Capital Management

The primary objective of the Group's capital management is to ensure that it maintains healthy capital ratios in order to support its business and maximize shareholder value. The Group manages its capital structure and makes adjustments to these ratios in light of changes in economic conditions and the risk characteristics of its activities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividend payment to shareholders, return capital structure or issue capital securities. No changes have been made in the objective, policies and processes as they have been applied in previous years.

The Group monitors its use of capital structure using a debt-to-capital ratio which is gross debt divided by total capital. The Group includes within gross debt all interest-bearing loans and borrowings, while capital represents total equity. Following is a computation of the Group's debt-to-capital ratio as of September 30, 2008 and December 31, 2007.

	September 30, 2008 (Unaudited)	December 31, 2007 (Audited)
(a) Gross debt		
Short-term debt (Note 10)	₱22,603,684	₱16,975,709
Long-term debt (Note 11)	73,484,791	63,033,297
Cumulative preferred shares (Note 12)	2,107,819	2,107,819
	₱98,196,294	₱82,116,825
(b) Capital	₱97,433,347	₱99,382,748
(c) Debt-to-capital ratio (a/c)	1.01:1	0.83:1

The Group's policy is to keep the debt-to-capital ratio at the 2.0:1 level.

14. Earnings Per Share

Basic EPS is calculated by dividing the net income for the year attributable to common shareholders divided by the weighted average number of common shares outstanding (adjusted for any stock dividends).

The following reflects the income and share data used in the basic/dilutive EPS computations:

	September 30, 2008	September 30, 2007
Net income applicable to common stock	P701,646	P5,071,000
Weighted average number of common shares	6,797,191,657	6,797,191,657
Basic/dilutive EPS	P0.10	P0.75

To calculate EPS amounts for the discontinued operation, the weighted average number of ordinary shares for basic amount is as per table above. The following table provides the profit figure used as the numerator:

	September 30, 2008	September 30, 2007
Net income (loss) attributable to ordinary equity holders of the parent from a discontinued operation for basic EPS calculations	P100,900	(P324,868)

SEC Mail Processing
Section

DEC 15 2008

Washington, DC
110

SEC 5

COVER SHEET

| | | | | | | 1 | 8 | 4 | 0 | 4 | 4 |

SEC Registration Number

| J | G | | S | U | M | M | I | T | | H | O | L | D | I | N | G | S | , | | I | N | C | . | | | | | | | | | | |

| | | | | | | - | | | | | | | | | | | | | | | | | | | | | | | | | | | |

(Company's Full Name)

4	3	r	d		F	l	o	o	r	,		R	o	b	i	n	s	o	n	s		E	q	u	i	t	a	b	l	e		T
o	w	e	r	,		A	D	B		A	v	e	n	u	e		c	o	r	n	e	r		P	o	v	e	d	a		R	o
a	d	,		O	r	t	i	g	a	s		C	e	n	t	e	r	,		P	a	s	i	g		C	i	t	y			

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera Corporate Secretary	633-7631 to 40
(Contact Person)	(Company Telephone Number)

| 1 | 2 | | 3 | 1 |

Month   *Day*
(Fiscal Year)

| 1 | 7 | - | C |

(Form Type)

| Second Thursday of June |

Month   *Day*
(Annual Meeting)

Disclosure on the change of contact numbers
by JG Summit Holdings, Inc.

| N/A |

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic   Foreign

- -

To be accomplished by SEC Personnel concerned

| | | | | | | | | | |

File Number   LCU

| | | | | | | | | | |

Document ID   Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION



SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1.   **November 4, 2008**
     (Date of Report)

2.   SEC Identification No.   **184044**   3.   BIR TIN: **350-000-775-860**

4.   **JG SUMMIT HOLDINGS, INC.**
     (Exact name of issuer as specified in its charter)

5.   **Metro Manila, Philippines**   6.   [   ]   (SEC Use Only)
     (Province, country or other jurisdiction of   Industry Classification Code:
     incorporation)

7.   **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas
     Center, Pasig City   1600**
     (Address of principal office)   (Postal Code)

8.   **(632) 633-7631 to 40**
     (Issuer's Tel. No., including area code)

9.   **NA**
     (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the
     RSA:

| | Number of Shares of |
Title of Each Class	Common Stock Outstanding
Common	**6,797,191,657**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11.   **Item 9 – Other Events**

Please find attached a letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange dated November 4, 2008 regarding the changes in the contact numbers of the Company.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

November 4, 2008   **Atty. Rosalinda F. Rivera**
(Date)   **Corporate Secretary**
(Signature and Title)

/jbb/



JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

November 4, 2008

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Atty. Pete M. Malabanan
               Head, Disclosure Department

Gentlemen:

Please be advised that effective November 15, 2008, the telephone and facsimile numbers of the registered office of JG Summit Holdings, Inc. shall be as follows:

Telephone numbers   :   (632) 633-7631 to 40
                            (632) 240-8801

Facsimile numbers   :   (632) 633-9207
                            (632) 240-9106

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

COVER SHEET

									8	4	0	4	4

SEC Registration Number

J	G		S	U	M	M	I	T		H	O	L	D	I	N	G	S	,		I	N	C	.									

(Company's Full Name)

4	3	r	d		F	l	o	o	r	,		R	o	b	i	n	s	o	n	s		E	q	u	i	t	a	b	l	e		T
o	w	e	r	,		A	D	B		A	v	e	n	u	e		c	o	r	n	e	r		P	o	v	e	d	a		R	o
a	d	,		O	r	t	i	g	a	s		C	e	n	t	e	r	,		P	a	s	i	g		C	i	t	y		

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary

(Contact Person)

633-7631 to 40

(Company Telephone Number)

1	2		3	1

Month   *Day*
(Fiscal Year)

1	7	-	C	

(Form Type)

Second Thursday of June

Month   *Day*
(Annual Meeting)

**Reply to PSE Letter regarding the news article entitled
"6 banks vie for Philam savings bank"**

N/A

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic   Foreign

- -

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION



SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **November 18, 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044**   3.   BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines**   6.   Industry Classification Code: _____
   (Province, country or other jurisdiction of
   incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas
   Center, Pasig City**   **1600**
   (Address of principal office)   (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the
    RSA

| | Number of Shares of |
Title of Each Class	Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11.   **Item 9 – Other Events**

Please see the following attached documents:

> **Annex "A"** – Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated November 17, 2008 in response to the PSE ODiSy letter in Annex "B" below.

> **Annex "B"** – PSE ODiSy letter to the Company dated November 17, 2008 requesting for confirmation/denial of the veracity of and provide additional information, if any, on the news article in Annex "C" below.

> **Annex "C"** – News article entitled "6 banks vie for Philam savings bank" which appeared in the November 17, 2008 issue of the Philippine Daily Inquirer (Internet Edition).

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.   November 18, 2008
(Issuer)   (Date)

Rosalinda F. Rivera
Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd



JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

November 17, 2008

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Atty. Pete M. Malabanan
               Head, Disclosure Department

               Ms. Christina Marie C. Fortes
               Specialist, Disclosure Department

Gentlemen:

We refer to your letter dated November 17, 2008 requesting us to confirm/deny the veracity of the information contained in and to provide additional information, if any, on the news article entitled "6 banks vie for Philam savings bank" published in the November 17, 2008 issue of the Philippine Daily Inquirer (Internet Edition) which reported in part that:

> "SIX LOCAL BANKS, including those owned by taipans Henry Sy, John Gokongwei and Andrew Gotianun, are in the short list of bidders for AIG's consumer banking arm Philam Savings Bank and auto financing company Primus Finance and Leasing Inc. The potential bidders, which have until Monday to submit a definitive proposal, are Asia United Bank, Banco de Oro Unibank, China Banking Corp., Chinatrust (Philippines) Commercial Bank, East West Bank and Robinsons Savings Bank..."

We confirm that Robinsons Savings Bank was included in the short-list of bidders as stated above.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

 **ODiSy**

4th Floor, Philippine Stock Exchange Center,
Exchange Road, Ortigas Center, Pasig City
Trunkline: 688-7600 loc. 7512-7519
Fax. No. 636-0809

Company	:	JG SUMMIT HOLDINGS, INC.
Attention	:	Atty. Rosalinda F. Rivera *Corporate Secretary*
Subject	:	"6 banks vie for Philam savings bank"
Date	:	Monday, November 17, 2008

Ladies and Gentlemen:

We write with respect to the attached news article entitled "6 banks vie for Philam savings bank" published in the November 17, 2008 issue of the *Philippine Daily Inquirer (Internet Edition)*. The article reported in part that:

> SIX LOCAL BANKS, including those owned by taipans Henry Sy, John Gokongwei and Andrew Gotianiun, are in the short list of bidders for AIG's consumer banking arm Philam Savings Bank and auto financing company Primus Finance and Leasing Inc. The potential bidders, which have until Monday to submit a definitive proposal, are Asia United Bank, Banco de Oro Unibank, China Banking Corp., Chinatrust (Philippines) Commercial Bank, East West Bank and Robinsons Savings Bank...

Please confirm/deny the veracity of the above-quoted news article and provide additional information, if any, via **ODiSy before 9:00 a.m. tomorrow, November 18, 2008,** so that we may properly apprise the Trading Participants and the investing public of the same.

Very truly yours,

(Original Signed)
CHRISTINA MARIE C. FORTES
Specialist, Disclosure Department

Noted by:

(Original Signed)
ATTY. PETE M. MALABANAN
Head, Disclosure Department

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http://business.inquirer.net/money/topstories/view/20081116-172539/6-banks-vie-for-Philam-savings-bank

6 banks vie for Philam savings bank

Potential buyers include Sy, Gokongwei, Gotianun

By Doris Dumlao
Philippine Daily Inquirer

Posted date: November 16, 2008

SIX LOCAL BANKS, including those owned by taipans Henry Sy, John Gokongwei and Andrew Gotianiun, are in the short list of bidders for AIG's consumer banking arm Philam Savings Bank and auto financing company Primus Finance and Leasing Inc.

The potential bidders, which have until Monday to submit a definitive proposal, are Asia United Bank, Banco de Oro Unibank, China Banking Corp., Chinatrust (Philippines) Commercial Bank, East West Bank and Robinsons Savings Bank, banking sources disclosed to the Inquirer.

The sources said beleaguered US financial giant AIG, which has put its Philippine assets on the block as part of a global streamlining program, could make a decision and pick from among Philam Savings' suitors very soon.

AIG's consumer units have a combined book value of P1.6 billion--P1.3 billion for Philam Savings and P300 million for Primus Finance, the sources said. As a rule of thumb, sellers of profitable enterprises usually ask for a premium over book value.

"You're buying Philam Savings and Primus Finance as if they're a merged entity. You're really buying the credit card and auto financing business," said an officer of one of the shortlisted banks.

A 24.5-percent stake in Primus Finance, formerly the local auto financing company of American car giant Ford, was already booked as part of Philam Savings' assets. But whoever will buy Philam Savings must also pay for the remaining 75.5-percent stake held by other AIG affiliates, the sources said.

BDO and China Bank are both owned by retail tycoon Sy while East West Bank is owned by property magnate Gotinianun of the Fil-Invest group.

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COVER SHEET

						1	8	4	0	4	4

SEC Registration Number

J	G		S	U	M	M	I	T		H	O	L	D	I	N	G	S	,		I	N	C	.												

(Company's Full Name)

4	3	r	d		F	l	o	o	r	,		R	o	b	i	n	s	o	n	s		E	q	u	i	t	a	b	l	e		T
o	w	e	r	,		A	D	B		A	v	e	n	u	e		c	o	r	n	e	r		P	o	v	e	d	a		R	o
a	d	,		O	r	t	i	g	a	s		C	e	n	t	e	r	,		P	a	s	i	g		C	i	t	y			

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary

(Contact Person)

633-7631 to 40

(Company Telephone Number)

1	2		3	1

Month   *Day*
(Fiscal Year)

1	7	-	C	

(Form Type)

Second Thursday of June

Month   *Day*
(Annual Meeting)

**Letter to the SEC and the PSE dated November 19, 2008 regarding
a news article entitled "Gokongwei and the ex-central bank chief"**

N/A

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number   LCU

Document ID   Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

(stamp: NOV 19 2008)

1. **November 19, 2008**
    (Date of Report)

2. SEC Identification No. **184044**   3.   BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
    (Exact name of issuer as specified in its charter)

5. **Metro Manila, Philippines**   6.   [   ] (SEC Use Only)
    (Province, country or other jurisdiction of   Industry Classification Code:
     incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas
    Center, Pasig City   1600**
    (Address of principal office)   (Postal Code)

8. **(632) 633-7631 to 40**
    (Issuer's Tel. No., including area code)

9. **NA**
    (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the
    RSA:

| | Number of Shares of |
Title of Each Class	Common Stock Outstanding
Common	**6,797,191,657**

<u>SEC FORM 17-C</u>

<u>JG SUMMIT HOLDINGS, INC.</u>

11. **Item 9 – Other Events**

Please find attached a letter of JG Summit Holdings, Inc. (the "Company") to the Securities and Exchange Commission (SEC) and the Philippine Stock Exchange (PSE) dated November 19, 2008 regarding a news article entitled "Gokongwei and the ex-central bank chief" which appeared in the November 19, 2008 issue of the Philippine Daily Inquirer.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

November 19, 2008
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/jbb/



JG SUMMIT
HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

November 19, 2008

Securities and Exchange Commission
Attention: Corporation and Finance Department
               SEC Building, EDSA, Mandaluyong City

Philippine Stock Exchange, Inc.
Attention: Atty. Pete M. Malabanan
               Head, Disclosure Department
               4F PSE Center, Exchange Road
               Ortigas Center, Pasig City

Re: "Gokongwei and the ex-central bank chief" in Biz Buzz of Philippine Daily Inquirer
November 19, 2008

Dear Sir/Madame:

We refer to an item in the "Biz Buzz" column of the Philippine Daily Inquirer entitled "Gokongwei and the ex-central bank chief" dated November 19, 2008, which states that:

> *"As far as crisis-related losses go, this Chinese-Filipino tycoon has probably lost the most. According to our sources, relations between John Gokongwei Jr. and one of his senior advisers, former central bank governor Gabriel "Gabby" Singson, has been strained of late, after the former lost—by some accounts—as much as $400 million by betting on the peso-dollar exchange rate."*

While there is no direct reference to JG Summit Holdings, Inc., the reference to our Chairman Emeritus, Mr. John Gokongwei, and former BSP Governor Gabriel Singson, who is one of our Executive Directors, indirectly alludes to our company. In the interest of truth and transparency, we wish to inform you that the reference to losses from currency speculation in the said article, is completely false and has no basis in fact.

Very truly yours,

JAMES L. GO
Chairman and Chief Executive Officer

END